the knot INC.

2002 ANNUAL REPORT

SELECTED FINANCIAL DATA (in thousands except share and per share data)

YEAR ENDED DECEMBER 31,

	2002	2001	2000	1999	1998
Statement of Operations Data:					
Net revenues	$29,476	$24,120	$24,235	$5,126	$1,040
Gross profit	19,252	15,248	17,546	3,685	909
Total operating expenses	24,444	30,641	34,761	13,364	2,823
Loss from operations	(5,192)	(15,393)	(17,215)	(9,679)	(1,914)
Net loss	(5,080)	(15,087)	(15,790)	(9,196)	(1,509)
Loss per share: basic and diluted	($0.28)	($1.03)	($1.08)	($2.31)	($0.60)
Weighted average number of shares used in calculating basic and diluted net loss per share	17,909,492	14,761,741	14,603,381	3,982,358	2,497,065
Pro forma loss per share: basic and diluted	($0.28)	($1.03)	($1.08)	($0.96)	($0.32)
Weighted average number of shares used in calculating pro forma basic and diluted net loss per share	17,909,492	14,716,741	14,603,381	9,628,454	4,780,024

Pro forma and basic and diluted loss per share assumes the conversion of all previously outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance.

NET REVENUE (in thousands)



E-Commerce
30,000
25,000
20,000
15,000
10,000
5,000
2000
2001
2002

NEW MEMBERSHIP GROWTH

More than 1.1 million new members in 2002



1,500,000
1,200,000
900,000
600,000
300,000
2000
2001
2002

Dear Stockholders, Customers and Employees:

Fiscal 2002, by many measures, was an inflection point for our company. Having shaken off the effects of the extraordinary events of the recent past, including the extended economic downturn, the dramatic weakening of the U.S. advertising market and the impact of September 11, our third year as a public entity marked a period where we moved The Knot from a company with significant potential to one with a dominant brand and a clear leadership position in the bridal market. We maintained our momentum in building scalable and diverse revenue streams and, by the end of the year, the company was in a stronger financial position and on the threshold of profitability. Some of the financial and other highlights of fiscal 2002 include:

- Our total revenues grew by over 22% as compared to fiscal 2001 and, individually, local online advertising revenue and merchandise revenue grew by 54% and 79%, respectively.
- We continued to effectively manage our operating expenses which declined by over 20% from fiscal 2001.
- As a result of our revenue growth and expense management, our bottom line improved by over $10 million or 66%, and we reduced our net loss through each quarter of the fiscal year.
- Our net cash used in operating and investing activities declined to just over $900,000 from nearly $8.7 million in fiscal 2001.
- We enrolled over 1.1 million new members on our website, and our cumulative membership now exceeds 3.8 million.
- In February 2002, we announced a strategic marketing alliance with May Department Stores Company and the investment by May of $5 million in our company.
- In August, we published our redesigned and nationally distributed, The Knot Magazine, now a comprehensive searchable shopping guide for brides planning their weddings.

While we are pleased with these accomplishments, we are focused on the challenges of the current year. The goal remains to extend The Knot brand, further grow our existing revenue streams, expand our products and services and, ultimately, achieve profitability.

Already, in 2003, there have been a number of notable developments:

- In January, we continued to expand the awareness of our brand and services to a broad national audience. First, "Real Weddings from The Knot," our very own branded televised miniseries, premiered on the Oxygen Network. We collaborated with Oxygen in the creation and production of this reality-based show, which followed six couples though their wedding planning process. Secondly, *The Knot Book of Wedding Flowers*, featuring over 175 pages of pictures and illustrations, debuted.

- In addition, in January, we extended our long-standing relationship with AOL; and we also renewed our agreement with MSN. As a result, we will continue to be the leading wedding content partner for AOL and MSN.

- Finally, in early April, we announced the launch of Prom Spot, the first comprehensive prom and party-planning site of its kind on the world wide web (www.promspot.com; AOL keyword: Proms). Proms represent a natural extension of our business from the leveraging of the creative talent of our staff to the repurposing of the technology we've developed for our brides

As a result of these and other initiatives, we believe fiscal 2003 will be a year of expansion and growth for the company. We look forward to the coming year with enthusiasm and confidence in the strength of our business model. As always, I would like to thank all of you—our employees, our members, our customers and our stockholders. Our success to date and our bright prospects for the future would not be possible without your continued support.

Sincerely,

David Liu
Chairman of the Board, Chief Executive Officer and President

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

COMMISSION FILE NUMBER 000-28271

THE KNOT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-3895178**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

462 Broadway
6th Floor
New York, New York 10013
(Address of principal executive offices and zip code)

(212) 219-8555
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2)

☐ Yes ☒ No

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 28, 2002 was approximately $1,865,813 (based on the last reported sale price on the NASD OTB Bulletin Board on that date). The number of shares outstanding of the registrant's common stock as of March 1, 2003 was 18,404,036. The registrant does not have any non-voting stock outstanding.

Documents Incorporated By Reference

Portions of Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders, which is to be filed subsequent to the date hereof, are incorporated by reference into Part III.

THE KNOT, INC.

2002 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

THIS REPORT MAY CONTAIN PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE KNOT. THESE STATEMENTS ARE ONLY PREDICTIONS AND REFLECT THE CURRENT BELIEFS AND EXPECTATIONS OF THE KNOT. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE PROJECTIONS OR FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THIS SECTION AND ELSEWHERE IN THIS REPORT. THE KNOT UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

PART I

Item 1. *Business*

Overview

The Knot is the leading wedding resource providing products and services to couples planning their weddings and future lives together. Our Web site, at www.theknot.com, is the most trafficked wedding destination online and offers comprehensive content, extensive wedding-related shopping, an online wedding gift registry and an active community. The Knot is the leading wedding content provider on America Online (AOL Keywords: Knot and weddings) and MSN. We publish The Knot Magazine which features editorial content covering every major wedding planning decision and is distributed to newsstands and bookstores across the nation. Through our subsidiary, Weddingpages, Inc., we publish regional wedding magazines in over 20 Company-owned and franchised markets in the United States. We also author a book series on wedding planning and a gift-book series on wedding gowns and wedding flowers. We are based in New York and have several other offices across the country.

We commenced operations in May 1996 and recorded our first revenues in September 1996, immediately following the launch of our first online property. Our Web site was launched in July 1997. We launched The Knot Registry, our online gift registry, in November 1998. In July 1999, we acquired the assets of Bridalink.com, an Internet wedding supply store and the common stock of Click Trips, an online travel agency. In August 1999, we acquired the assets of Wedding Photographers Network, a searchable database of local wedding photographers. In March 2000, we acquired Weddingpages, the largest publisher of regional wedding magazines in the nation. In October 2001, we entered into a strategic services and marketing agreement with a travel agency partner and no longer promoted travel services through Click Trips. In October 2002, we terminated this relationship and are currently seeking another travel partner.

Industry Background

The Wedding Industry

Each year, approximately 2.4 million couples get married in the United States. According to an independent research report, the domestic wedding market generates approximately $70 billion in retail sales annually. Presumed to be a once-in-a-lifetime occasion, a wedding is a major milestone event and, therefore, consumers tend to allocate significant budgets to the wedding and related purchases. The average amount spent on a wedding is approximately $22,000, excluding the honeymoon.

Planning a wedding can be a stressful and confusing process. Engaged couples must make numerous decisions and expensive purchases. A typical wedding requires decisions and planning relating to bridal registries, invitations, wedding gowns and wedding party attire, wedding rings, photographers, music, caterers, flowers and honeymoons. In addition to the number of decisions faced by engaged couples, the fixed date and the emotional significance of the event intensify the stress. For the majority of engaged couples, the process of planning a wedding is an entirely new one. They do not know where to find the necessary information and services, how much services or goods should cost or when decisions need to be made. These planning decisions are further complicated because many couples choose to have their weddings in locations other than where they live. Researching and soliciting local wedding services from distant locations without traveling and making an enormous time commitment is extremely difficult. Today's to-be-weds are seeking reliable resources and information to assist in their planning and purchase decisions.

Vendors and advertisers highly value to-be-weds as a consumer group. Replenished on an annual basis, wielding substantial budgets and facing a firm deadline, engaged couples are ideal recipients of advertisers' messages and vendors' products and services. During the six months prior to and the six months following a wedding, the average couple will make more buying decisions and purchase more products and services than at any other time in their lives. The challenges and obstacles that engaged couples face make them especially receptive to marketing messages. Therefore, a disproportionate amount of advertising revenues are generated per subscriber by bridal magazines. According to *Advertising Age*, in 2001 the top three bridal magazines generated an average of $303 in revenues per reader, compared to an average of $94 in revenues per reader in the top three travel magazines and an average of $66 in revenues per reader in the top three women's magazines.

The wedding market also represents significant opportunities for the retail industry. Engaged couples receive gifts from an average of 200 guests, most of whom are spending between $70 and $100. Because items are selected by the engaged couple but paid for by their guests, price sensitivity is minimal and registry products are rarely discounted by retailers. Registry for products in all categories has grown, prompting many national retailers — previously without registries—to enter the gift registry market. Weddings also generate substantial revenues for travel services companies. Honeymoon travel generates an estimated $4.5 billion annually. Over 99% of all newlyweds go on a honeymoon with an average cost of approximately $3,660 per couple.

The Internet and the Wedding Industry

To-be-weds are seeking a comprehensive resource to assist in their preparation and planning for a wedding. Because of its global reach and capacity to transmit information rapidly, the Internet represents an ideal medium over which to-be-weds can easily access information and communicate with the widely-dispersed providers of local wedding resources.

In 2000, the median age was 25 for first-time brides and 27 for first-time grooms, placing them in the demographic age group, 18 to 29 years, that currently comprises approximately 27% of all Web users. As Internet use continues to increase, engaged couples are turning to online resources as the first place they look for wedding products, information and registry services. In 2000, websites became the primary source of wedding information, with 30% of brides using the Internet at some point in their wedding planning, according to Brides Decide II by Greenfield Online. In addition, a USA Today poll found that 80% of the more than 2 million couples that married in 2001 used the Internet to help plan their wedding. Recognizing this trend, traditional providers of wedding resources are offering their services and products online. Like their offline equivalents, however, these online offerings are single-service/product focused. To-be-weds continue to search for a comprehensive solution to their information, planning and purchasing needs at a single destination.

The Knot Services

We offer both online and offline services to the wedding market. Our services include:

Online Services

Relevant Wedding Content. We provide creative up-to-date information and resources to attract users to our sites. Weddings are information-intensive events requiring extensive research, planning and decision-making. Our sites provide future brides and grooms with a searchable database that draws on thousands of articles on wedding planning and numerous interactive wedding planning tools including wedding checklists, a budgeter, a guest list manager and personal wedding Web pages. Our online content is organized in ten channels covering the topics of planning, "Ask Carley", real weddings, proposals, fashion, beauty, grooms, maids and moms, love and life and honeymoons. All the channels offer articles, ideas and advice covering a wide range of perspectives, budgets, traditions and ethnicities.

We offer a searchable bridal gown database with more than 20,000 gown images from over 200 designers plus searchable databases for bridesmaids, mother-of-the-bride and flower girl dresses, bridal accessories including headpieces, shoes and purses, engagement and wedding rings and tuxedos. We also offer search tools for honeymoon locations, jewelry and tabletop products. Our Web site features an "Index A-Z" of keywords in the center of the homepage and on the bottom of every page, which allows users to find information on 360 pre-selected wedding topics. For each selected keyword, a page displays articles, message board postings, "Ask Carley" questions and answers, promotions and other resources relating to that keyword as well as appropriate e-commerce offerings.

We offer access to the local wedding market through over 50 online city guides that host profiles for thousands of local vendors, such as reception halls, bands, florists and caterers. Each local city guide provides a listing of the area's marriage license offices and upcoming bridal shows, a question and answer section with a local wedding expert and local message boards, where to-be-weds can discuss vendors in their market. Region-specific articles on many wedding topics including real wedding stories about local couples are also featured in the city guides. Through our local market expansion, we are able to influence many of the wedding-related decisions and purchases made on the local level.

Active Membership and Community Participation. Our online sites generate a high degree of member involvement through chats, message boards and personalized interactive services. To-be-weds actively seek forums to exchange ideas and ask questions during the planning process. We encourage and promote active participation within our online community. The Knot community features include 24-hour chat rooms on both America Online and the Web which allow our members to interact with other couples, as well as our own experts, on wedding planning issues and concerns. For example, our "Ask Carley" channel is an interactive area where information on wedding etiquette and answers to a variety of other questions are posted daily by our experts on wedding planning. This area includes a searchable database that draws from an archive of up-to-date answers to thousands of questions. Other interactive services allow users to prepare and modify their wedding budget, compile and manage their guest list and create personalized checklists and Web pages. Additionally, we send out several newsletters and emails to our members, many of which are targeted to the stage where these members are in their wedding planning process by containing a message that corresponds with the information they typically need at that time. Other newsletters and emails are focused on specific topics, such as registries and accessories or upcoming bridal events and new features on our site.

Convenient, Comprehensive Shopping Experience. We integrate our interactive services and informative content with comprehensive shopping services, which range from wedding gifts to a comprehensive array of supplies that relate to the wedding itself. We place e-commerce offerings on every layer of our site. Placement and selection of these items are often based on the specific information that a couple is seeking. In addition, we have created a shopping portal or "integrated shopping destination" called Shop The Knot. Shopping areas include "Registry", "Home Store", "Gift Ideas", "Wedding Supplies", "Attendant Gifts" and "Partner Boutiques".

The Knot Registry, which we believe is the Internet's most comprehensive wedding gift registry, offers a broad selection of more than 15,000 products and services from approximately 350 well-recognized brands. Wedding guests can quickly and easily purchase gifts online or via phone or fax, 24-hours a day. We buy the majority of our products directly from manufacturers. This enables us to provide our users with a large selection of products from a wide range of categories, while maintaining a high level of customer service. We offer traditional registry categories such as tabletop, household appliances and electronics, in addition to non-traditional categories, such as outdoor recreational gear, barbeque grills and hi-tech entertainment products.

In April 1999, we entered into a services agreement with QVC. Under this agreement, QVC provides us warehousing, sales, fulfillment and distribution services in connection with The Knot Registry. At the customer's request, a product generally can be shipped within 48-hours of order. Our services agreement with QVC expires in December 2003. We have the option to extend the term of the services agreement for an additional 180 days. QVC may terminate our services agreement if we fail to pay any amounts due or otherwise breach the terms of the agreement, or if we are sold or become bankrupt.

We continue to explore other strategic distribution partnerships that would position us to capture a greater portion of the $17 billion wedding gift registry market. We have entered into agreements with two strategic partners through whom we are able to provide engaged couples access to an even wider range of products in the categories of tabletop and linens. In addition to product sourcing, these partners also provide us with fulfillment and distribution services with respect to these products.

In February 2002, we initiated a strategic marketing alliance with May Department Stores Company ("May") that links our Web site to the wedding gift registry sites of May's full-line department store companies. Together, we have implemented a multi-platform marketing campaign to promote May's department store companies which offer wedding registry services—Hecht's, Strawbridge's, Foley's, Robinsons-May, Filene's, Kaufmann's, Famous-Barr, L.S. Ayres, The Jones Stores and Meier & Frank—to our online and offline audience of engaged couples and wedding guests.

We sell wedding supplies to consumers through our integrated shopping destination, Shop The Knot, as well as through Bridalink.com. Bridalink.com is our separate online store for wedding supplies, which we maintain in order to attract new users and generate additional revenue. We offer over 1,500 products, including decorated disposable cameras, wedding bubbles and bells, ring pillows, toasting flutes, car decorating kits, table centerpieces, goblets and glasses, garters and unity candles. These highly specialized items are often difficult to find through traditional retail outlets, and the purchase of these items is often left to the last minute. We offer personalization options for many of our wedding supplies such as toasting glasses, cake servers, napkins and wedding attendant gifts and favors. We have launched our own line of Knot-branded wedding supplies called The Knot Wedding Collections. Our collections, which can be personalized as well, include ring pillows, flower girl baskets, guest books and pens. In addition, we sell wedding supplies directly to other select bridal retailers through our wholesale wedding supplies division. This division offers all 1,500 products and are featured online at our wholesale website, WeddingSuppliesDirect.com, or in three wholesale catalogs including one highlighting The Knot Wedding Collections. Participating bridal retailers, numbering more than 1,000, have recognized that The Knot is a one-stop supplier for these items. Normally, retailers must purchase wedding supplies from as many as 10 suppliers to obtain the product mix offered through our wholesale program. Consumers can place orders online, through a toll-free number, fax or via mail, 24-hours a day. Retailers can place orders through a toll-free number or fax during business hours or via mail. We fulfill all wedding supplies orders from our warehouse located in Redding, California.

Offline Services

Local Wedding Magazines. Our subsidiary Weddingpages, Inc. publishes local wedding magazines in over 20 company-owned and franchised markets. We also license the name Weddingpages for use in publication by former franchisees in two local markets. In the Company-owned markets, the *WEDDINGPAGES* magazines feature the look and feel of The Knot brand and combines the editorial expertise of The Knot with up-to-date, region-specific information, making these publications a must-have wedding planning companion for engaged couples.

The Knot Weddings Magazine. We publish *The Knot Magazine*, formerly *The Knot Wedding Gowns*, semiannually. This 500 plus page publication is a comprehensive, searchable shopping guide providing directories of wedding gowns, fine jewelry, china, home products, invitations, wedding supplies and honeymoon packages. The gown section, which features over 800 dresses from the industry's top designers, is organized alphabetically by designer, and each gown image includes essential information that is not found in other bridal magazines—price range, detailed description and a coordinating URL that directs readers to The Knot Web site for additional dresses by the same designer. Also featured are over 500 photos of wedding party attire and accessories, including bridesmaid, mother-of-bride and flower girl dresses, veils, shoes, and tuxedos. Understanding the importance of localized wedding-planning information, we include a unique tool in the magazine—a store locator. As one of the most comprehensive bridal salon listings in the bridal magazine market, brides can comb through the store locator's organized, detailed salon listings to locate stores in their state that carry the designers they love. We sell *The Knot Magazine* through newsstands and bookstores across the nation and on our website.

The Knot Book Series. The Knot has two book series. Our first book series consists of three books which have been published by Broadway Books, a division of Random House. We developed the content of each book through the interaction between our users and our wedding experts. This "real-world" approach, directed by our editorial team and based on user experience and feedback, distinguishes us from the approach of traditional wedding resources. Each book in this series encourages readers to visit our sites. The first two books in the series are detailed wedding-planning resources for to-be-weds, offering the information a bride and groom need to plan their wedding and include worksheets, checklists, etiquette, tips, calendars and answers to frequently-asked questions. Our third book in this series tackles tricky wedding-related topics including toasts, readings, music and personal vows and explains how couples can utilize each to personalize their own ceremony or reception.

Our second book series consists of two books that are being published by Chronicle Books. This book series expands the consumer reach of The Knot to the gift book category. The first book celebrates the evolution of the wedding gown while providing brides with all the information they need to make the big purchase. The second book, *The Knot Book of Wedding Flowers,* featuring over 175 pages of pictures and illustrations, debuted in January 2003.

Integrated Media Programs

We provide advertisers and sponsors with targeted access to couples actively seeking information and advice and making meaningful spending decisions relating to all aspects of their weddings. We offer advertisers and sponsors an opportunity to establish brand loyalty with first-time purchasers of many products and services.

Editorial content and advertising are often integrated on our sites. For example, an article about wedding rings might feature an advertisement for a jeweler. Instead of traditional banners or buttons, our sponsors usually select our custom-developed marketing programs that offer special features, including tools. Companies can also enter into arrangements to exclusively sponsor entire editorial areas or special features. We may also offer sponsors additional online promotional events such as sweepstakes, newsletter and direct e-mail programs, or inclusion of their special offers in our membership gateway.

With the acquisition of Weddingpages and the further development of *The Knot Magazine*, we have expanded the scope of the integrated marketing programs we offer to our online advertisers to include many offline features. For example, a program for an online sponsor could also include regional or national print advertising in these magazines. We have also expanded the programs that we are able to offer our *WEDDINGPAGES* print advertisers. Local wedding vendors can supplement their print advertisements with profiles and sponsorship badges within their appropriate online city guide, and they can also reach their market areas through targeted local newsflash emails.

In addition, we have designed category specific standardized advertising programs for Jewelry, Health and Beauty, Tabletop, Retail, Home, Finance and Travel. These programs allow a broad range of advertisers in these markets to gain targeted national exposure through a combination of our online programs and magazines.

The Knot Strategy

Our objective is to expand our position as the leading wedding resource providing comprehensive wedding planning, information, products and services. Key elements of our business strategy include the following:

Build Strong Brand Recognition. Building brand recognition is critical to attracting and expanding both our online and offline user base. We have secured the leading position in the online wedding market, and to maintain this position, we will continue to emphasize our online editorial and creative content while marketing our magazine and book products offline.

We promote our brand through aggressive public relations outreach, securing television appearances featuring Carley Roney, our Editor in Chief and lead wedding expert. During 2002, she appeared on more than 30 national and local television programs including The Oprah Winfrey Show, NBC's TODAY, ABC's The View, Live with Regis & Kelly, CBS's The Early Show, CNN Headline News, Inside Edition and Fox News Report. Carley's presentations cover a variety of wedding topics from the most desirable engagement ring to the latest trends in wedding fashions or wedding registry must-haves, all of which relate to information or services available on our sites. In addition, Carley is frequently consulted for her wedding expertise by the nation's top print publications including *The New York Times, Wall Street Journal, USA Today, InStyle, Vogue* and *Cosmopolitan.*

In January 2003, "Real Weddings from The Knot"—our very own branded televised miniseries—premiered on the Oxygen Network. The Knot collaborated with Oxygen in the creation and production of the series, which followed six couples planning through their wedding process in the weeks leading up to their nuptials. Through this reality-based show, we expanded the awareness of our brand and services to a broad national audience.

Through our *WEDDINGPAGES* magazines and the expansion of our in-depth online city guides, we are aggressively increasing our brand awareness at the local level. At the same time, we are taking advantage of the cross-promotional opportunities that offline publications afford our online properties and services. Our local advertising sales force further supports The Knot brand through participation in their local wedding professional associations and appearances at local bridal events.

In January 2003, we extended our long-standing relationship with AOL; and, additionally, we renewed our agreement with MSN. As a result, we will continue to be the leading wedding content partner for AOL and MSN, providing their members and users with in-depth wedding planning information, interactive tools, wedding gown galleries and an online community.

Aggressively Grow Membership. We believe a large and active membership base is critical to our success. Membership enrollment is free. Our members enjoy the use of personal Web pages, message boards, budgeting and planning tools, wedding checklists and wedding fashion searches. During the first two months of 2003, we were enrolling an average of approximately 4,300 new members per day. We intend to continue to grow our membership base and increase member usage through our content offerings, interactive services, active community participation and strategic relationships.

We recognize the importance of maintaining confidentiality of member information, and we have established a privacy policy to protect personal information. Our current privacy policy is set forth on our sites, and we are a licensee of the TRUSTe Privacy Program. Our policy is not to tell any third party any member's personal identifying information, but we may share aggregated information about our members with other pre-screened organizations who have specific direct mail product and service offers we think may be of interest to our members. We may share aggregated member information with third parties, such as zip code or gender. In addition, we may use information revealed by members and information built from user behavior to target advertisements, content and email.

Capitalize on Multiple Revenue Opportunities. We intend to leverage the size and favorable demographics of our online and offline communities to continue to generate multiple revenue streams. We are focused on providing our sponsors and advertisers with targeted access to couples actively seeking information and making purchase decisions. We maximize our advertising revenues by offering targeted marketing opportunities to both our national advertising sponsors and local wedding vendors through the integration of advertising with editorial content on our site and in our magazines. With the addition of category specific advertising programs to our customized marketing campaigns, we have broadened the group of potential advertisers and sponsors who can benefit from targeting The Knot's audience. Our advertising efforts are supported by a national sales force in New York, by a local sales force of approximately 45 people positioned in markets around the United States and by independent sales representative agencies supplementing our national sales force.

We expect to generate increasing online revenues from The Knot Registry and our convenient gift and wedding supplies shops. We will continue to use our content to promote e-commerce opportunities. Through our wholesale wedding supplies division, we are extending our presence in the wedding supplies business to the offline retail market. We will pursue additional revenue opportunities, as appropriate, in connection with the needs of today's engaged and newly married couples. We also intend to extend the relationship we build with our users and provide access to additional products and services relevant to newlyweds and growing families.

Competition

The Internet advertising and online wedding markets are new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We face competition primarily from three separate areas: online sites, magazines and gift registries.

There are many wedding-related sites on the Internet developed and maintained by online content providers. Retail stores, manufacturers, wedding magazines and regional wedding directories also have online sites which compete with us. We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry in our market.

We also face competition for our services from bridal magazines. Bride's and Modern Bride, both published by Conde Nast, are the two dominant bridal publications in terms of revenue and circulation. According to Advertising Age, these two magazines and Bridal Guide, the third leading bridal magazine, generated gross advertising revenues of $285.7 million in 2001.

The Knot Registry faces competition from online sources such as registry aggregators. We compete with retail stores offering gift registries, especially from retailers offering specific bridal gift registries. These stores, particularly national department store chains, have strong brand awareness, many years of retailing experience and most now have online transactional capabilities. Our wedding supplies business also faces competition from online sources and retail stores offering similar products.

We believe that the principal competitive factors in the wedding market are brand recognition, convenience, ease of use, information, quality of service and products, member affinity and loyalty, reliability and selection. As to these factors, we believe that we compete favorably. Our dedicated editorial, sales and product staffs concentrate their efforts on producing the most comprehensive wedding resources available.

Generally, many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources and greater name recognition than we have. Therefore, these competitors have significant ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements and to devote greater resources than we do to the development, promotion and sale of services. There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those developed by us or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect our business, results of operations and financial condition.

Infrastructure, Operations and Technology

Our technology infrastructure provides for continuous availability of our online services. There are three major components to our online services comprised of our Web, domain name service ("DNS") and Database servers. Our Web and DNS servers are fully redundant and allow for the failure of multiple components. We have multiple Database servers serving various parts of our site allowing us to section parts of the site for maintenance and upgrades.

Our operation is dependent on the ability to maintain our computer and telecommunications system in effective working order and to protect our systems against damage from fire, theft, natural disaster, power loss, telecommunications failure or similar events. Our system hardware is co-located at Globix Corporation's New York, New York data center; and our operations depend, in part, on Globix's ability to protect its own systems and our systems from similar unexpected adverse events. Globix provides us with auxiliary power through the use of battery and diesel generators in the event of an unexpected power outage. We maintain multiple backups of our data, thus allowing us to quickly recover from any disaster. Additionally, at least once a week, copies of backup tapes are sent to off-site storage.

Regular capacity planning allows us to quickly upgrade existing hardware and integrate new hardware to react quickly to a rapidly expanding member base and increased traffic to our sites. We generally operate at 99% uptime and no unexpected downtime. Key content management and e-commerce components are designed, developed and deployed by our in-house technology group. We also license commercially available technology when appropriate in lieu of dedicating our own human and financial resources. Current examples include OpenAdStream, our ad server and MapQuest for geographical mapping applications.

We employ several layers of security to protect data transmission and prevent unauthorized access. We keep all of our production servers behind firewalls. No outside access is allowed. Strict password management and physical security measures are followed. All systems are monitored 24/7, and emergency response teams respond to all alerts. E-commerce transactions employ secure sockets layer encryption to secure data transmitted between clients and servers. Credit card information captured during e-commerce transactions is never shared with outside parties, and we provide shoppers with a toll-free number to place orders by phone as an alternative to completing a transaction online.

Government Regulation

Laws applicable to e-commerce, online privacy and the Internet generally are becoming more prevalent. It is possible that new laws and regulations may be adopted regarding the Internet or other online services in the United States and foreign countries. Such new laws and regulations may address user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined at this time. Such legislation could subject us and/or our customers to potential liability or restrict our present business practices, which, in turn, could have an adverse effect on our business, results of operations and financial condition. In addition, the FTC has investigated the privacy practices of several companies that collect information about individuals on the Internet. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use generally, which, in turn, could decrease the demand for our service or increase our cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

Specifically, several states have proposed legislation that would limit the use and disclosure of personally identifiable information gathered online about users. To obtain membership on our sites, a user must disclose their name, address, e-mail address and role in the wedding. We do not currently share any member's personal identifying information to third parties without the member's prior consent. We may share aggregated member information with third parties, such as a member's zip code or gender and may use information revealed by members and information built from user behavior to target advertising, content and e-mail. Because we rely on the collection and use of personal data from our members for targeting advertisements, we may be harmed by any laws or regulations that restrict our ability to collect or use this data.

Privacy concerns in general may cause visitors to avoid online sites that collect behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to harm our business by blocking access to our sites or disparaging our reputation and our business, and may have a material effect on our results of operation and financial condition.

In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. It is uncertain how such existing laws may apply to or address the unique issues of the Internet and related technologies. For example, because our services are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. We are currently qualified to do business in several states, however, our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us.

The international regulatory environment relating to the Internet market could have a material and adverse effect on our business, results of operations and financial condition if we elect to expand internationally. In particular, the European Union privacy regulations limit the collection and use of some user information and subject data collectors to a restrictive regulatory regime. The cost of such compliance could be material and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner, if at all.

Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

Intellectual Property and Proprietary Rights

We regard our copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection, confidentiality and assignment of invention agreements, and/or license agreements with employees, customers, independent contractors, partners and others to protect our proprietary rights. We strategically pursue the registration of our trademarks and service marks in the United States, and have applied for and obtained registration in the United States for some of our trademarks and service marks, including "THE KNOT". Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online.

We have licensed in the past, and expect to continue to license in the future, some of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the quality of our brand is maintained by our licensees, there can be no assurance that our licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, financial condition and results of operations.

The steps we have taken to protect our proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks, trade secrets and similar proprietary rights. In addition, other parties may assert claims of infringement of intellectual property against us. Although we believe that our products and services do not infringe upon the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we may nonetheless be subject to claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums on litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of any such infringement, which licenses may not be available on commercially reasonable terms, if at all. Therefore, such claims could have a material adverse effect on our business, results of operations and financial condition.

Employees

As of December 31, 2002, we had a total of 217 employees, of which 48 were involved in product and content development, 137 were involved in sales and marketing and 32 were involved in general and administrative functions. None of our employees is represented by a labor union. We have not experienced any work-stoppages, and we consider relations with our employees to be good.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

Important Factors Regarding Forward-Looking Statements

In addition to other information in this Annual Report on Form 10-K, the following risk factors should be carefully considered in evaluating our business because such factors currently or may have a significant impact on our business, operating results or financial condition. This Annual Report on Form 10-K may contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Risks Related to Our Business

We have an unproven business model, and it is uncertain whether online wedding-related sites can generate sufficient revenues to survive.

Our model for conducting business and generating revenues is unproven. Our business model depends in large part on our ability to generate revenue streams from multiple sources through our online sites, including online sponsorship and advertising fees from third parties and online sales of wedding gifts and supplies.

It is uncertain whether wedding-related online sites that rely on attracting sponsors and advertisers, as well as people to purchase wedding gifts and supplies, can generate sufficient revenues to survive. For our business to be successful, we must provide users with an acceptable blend of products, information, services and community offerings that will attract wedding consumers to our online sites frequently. In addition, we must provide sponsors, advertisers and vendors the opportunity to reach these wedding consumers. We provide our services to users without charge, and we may not be able to generate sufficient revenues to pay for these services.

Moreover, we face many of the risks and difficulties frequently encountered in new and rapidly evolving markets, including the online advertising and e-commerce markets. These risks include our ability to:

- increase the audience on our sites;
- broaden awareness of our brand;
- strengthen user-loyalty;
- offer compelling content;
- maintain our leadership in generating traffic;
- maintain our current, and develop new, strategic relationships;
- attract a large number of advertisers from a variety of industries;
- respond effectively to competitive pressures;
- continue to develop and upgrade our technology; and
- attract, integrate, retain and motivate qualified personnel.

These risks could negatively impact our financial condition if left unaddressed. Accordingly, we are not certain that our business model will be successful or that we can sustain revenue growth or be profitable. For more information on the effects of some of these risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have a history of significant losses since our inception and may continue to incur significant losses for the foreseeable future.

We have not achieved profitability and have continued to incur significant losses and negative cash flow. We incurred net losses of $15.8 million for the year ended December 31, 2000, $15.1 million for the year ended December 31, 2001 and $5.1 million for the year ended December 31, 2002. As of December 31, 2002, our accumulated deficit was $48.5 million. We also expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues to achieve and maintain profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Failure to achieve or maintain profitability may materially and adversely affect our business, results of operations and financial condition and the market price of our common stock. For more information on our losses and the effects of our expenses on our financial performance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We lack significant revenues and may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.

Our revenues for the foreseeable future will remain dependent on online user traffic levels, advertising activity both online and offline and the expansion of our e-commerce activity. In addition, we plan to expand and develop content and to continue to upgrade and enhance our technology and infrastructure. We incur a significant percentage of our expenses, such as employee compensation, prior to generating revenues associated with those expenses. Moreover, our expense levels are based, in part, on our expectation of future revenues. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our results of operations would be materially and adversely affected. For more information on our net revenues and the effects of our expenses on our financial performance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If sales to sponsors or advertisers forecasted in a particular period are delayed or do not otherwise occur, our results of operations for a particular period would be materially and adversely affected.

The time between the date of initial contact with a potential sponsor or advertiser and the execution of a contract with the sponsor or advertiser is often lengthy, typically ranging from six weeks for smaller agreements and longer for larger agreements, and is subject to delays over which we have little or no control, including:

- the occurrence of extraordinary events, such as the attacks on September 11, 2001;
- customers' budgetary constraints;
- customers' internal acceptance reviews;
- the success and continued internal support of advertisers' and sponsors' own development efforts; and
- the possibility of cancellation or delay of projects by advertisers or sponsors.

During the sales cycle, we may expend substantial funds and management resources in advance of generating sponsorship or advertising revenues. Accordingly, if sales to advertisers or sponsors forecasted in a particular period are delayed or do not otherwise occur, we would generate less sponsorship and advertising revenues during that period, and our results of operations may be adversely affected.

Our quarterly revenues and operating results are subject to significant fluctuation, and these fluctuations may adversely affect the trading price of our common stock.

Our quarterly revenues and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

- the level of online usage and traffic on our Web sites;
- seasonal demand for online and offline advertising and e-commerce;
- the addition or loss of advertisers;

- the advertising budgeting cycles of specific advertisers;
- the magazine publishing cycle of WEDDINGPAGES;
- the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to acquisitions;
- the introduction of new sites and services by us or our competitors;
- changes in our pricing policies or the pricing policies of our competitors; and
- general economic conditions, as well as economic conditions specific to the Internet, online and offline media and electronic commerce.

We do not believe that period-to-period comparisons of our operating results are necessarily meaningful and you should not rely upon these comparisons as indicators of our future performance.

Due to the foregoing factors, it is also possible that our results of operations in one or more future quarters may fall below the expectations of investors and/or securities analysts. In such event, the trading price of our common stock is likely to decline.

Because the frequency of weddings vary from quarter to quarter, our operating results may fluctuate due to seasonality.

Seasonal and cyclical patterns may affect our revenues. In 2001, according to the National Center of Health Statistics, 19% of weddings in the United States occurred in the first quarter, 28% occurred in the second quarter, 29% occurred in the third quarter and 24% occurred in the fourth quarter. We have limited experience generating merchandise revenues. Based upon our limited experience, we believe merchandise revenues generally are lower in the fourth quarter of each year. In addition, we believe that advertising sales in traditional media, such as television and radio, and print generally are lower in the first and third calendar quarters of each year. Historically, we have experienced increases in our traffic during the first and second quarters of the year. As a result of these factors, we may experience fluctuations in our revenues from quarter to quarter.

We depend on our strategic relationships with other Web sites.

We depend on establishing and maintaining distribution relationships with high-traffic Web sites such as AOL, MSN and Yahoo! for a portion of our traffic. There is intense competition for placements on these sites, and we may not be able to continue to enter into such relationships on commercially reasonable terms, if at all. Even if we enter into distribution relationships with these Web sites, they themselves may not attract a significant number of users. Therefore, our sites may not receive additional users from these relationships. Moreover, we may be required to pay significant fees to establish and maintain these relationships. Our business, results of operations and financial condition could be materially and adversely affected if we do not establish and maintain strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our Web sites.

The market for Internet advertising is still developing, and if the Internet fails to gain further acceptance as a media for advertising, we would experience slower revenue growth than expected or a decrease in revenue and would incur greater than expected losses.

Our future success depends, in part, on a significant increase in the use of the Internet as an advertising and marketing medium. Sponsorship and advertising revenues constituted 45% of our net revenues for the year ended December 31, 2000, 20% of our net revenues for the year ended December 31, 2001 and 23% of our net revenues for the year ended December 31, 2002. Our national online sponsorship and advertising revenue was approximately $8.8 million for the year ended December 31, 2000, approximately $1.7 million for the year ended December 31, 2001 and approximately $1.9 million for the year ended December 31, 2002. The Internet advertising market is still developing, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising solutions are uncertain. Many of our current and potential customers have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied upon traditional methods of advertising and marketing, requires the acceptance of a new way of advertising and marketing. These customers may find Internet advertising to be less effective for meeting their business needs than traditional methods of advertising and marketing. Furthermore, there are software programs that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by users would significantly undermine the commercial viability of Internet advertising.

We may be unable to continue to build awareness of The Knot brand name which would negatively impact our business and cause our revenues to decline.

Building recognition of our brand is critical to attracting and expanding our online user base and our offline readership. Because we plan to continue building brand recognition, we may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness. Our failure to successfully promote and maintain our brand would adversely affect our business and cause us to incur significant expenses in promoting our brand without an associated increase in our net revenues.

Our business could be adversely affected if we are not able to successfully integrate any future acquisitions or successfully operate under our strategic partnerships.

In the future, we may acquire, or invest in, complementary companies, products or technologies or enter into new strategic partnerships. Acquisitions, investments and partnerships involve numerous risks, including:

- difficulties in integrating operations, technologies, products and personnel;
- diversion of financial and management resources from existing operations;
- risks of entering new markets;
- potential loss of key employees; and
- inability to generate sufficient revenues to offset acquisition or investment costs.

The costs associated with potential acquisitions or strategic alliances could dilute your investment or adversely affect our results of operations.

To pay for an acquisition or to enter into a strategic alliance, we might use equity securities, debt, cash, or a combination of the foregoing. If we use equity securities, our stockholders may experience dilution. In addition, an acquisition may involve non-recurring charges, including writedowns of significant amounts of goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all.

If we cannot protect our domain names, it will impair our ability to successfully brand The Knot.

We currently hold various Web domain names, including www.theknot.com. The acquisition and maintenance of domain names generally is regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not successfully carry out our business strategy of establishing a strong brand for The Knot if we cannot prevent others from using similar domain names or trademarks. This could impair our ability to increase market share and revenues.

Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights.

We rely upon copyright, trade secret and trademark law, assignment of invention and confidentiality agreements and license agreements to protect our proprietary technology, processes, content and other intellectual property to the extent that protection is sought or secured at all. The steps we might take may not be adequate to protect against infringement and misappropriation of our intellectual property by third parties. Similarly, third parties may be able to independently develop similar or superior technology, processes, content or other intellectual property. The unauthorized reproduction or other misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying us for it. If this occurs, our business and prospects would be materially and adversely affected. In addition, disputes concerning the ownership or rights to use intellectual property could be costly and time-consuming to litigate, may distract management from other tasks of operating the business, and may result in our loss of significant rights and the loss of our ability to operate our business.

Our products and services may infringe on intellectual property rights of third parties and any infringement could require us to incur substantial costs and distract our management.

Although we avoid knowingly infringing intellectual rights of third parties, including licensed content, we may be subject to claims alleging infringement of third-party proprietary rights. If we are subject to claims of infringement or are infringing the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms, if at all. In that event, we would need to undertake substantial reengineering to continue our online offerings. Any effort to undertake such reengineering might not be successful. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business.

We depend upon QVC to provide us warehousing, fulfillment and distribution services, and system failures or other problems at QVC could cause us to lose customers and revenues.

We have a services agreement with QVC to warehouse, fulfill and arrange for distribution of approximately 39% of our products, excluding products sold through our retail partners. Our agreement with QVC expires in December 2003. QVC does not have any obligation to renew this agreement. If QVC's ability to provide us with these services in a timely fashion or at all is impaired, whether through labor shortage, slow down or stoppage, deteriorating financial or business condition, system failures or for any other reason, or if the services agreement is not renewed, we would not be able, at least temporarily, to sell or ship certain of our products to our customers. We may be unable to engage alternative warehousing, fulfillment and distribution services on a timely basis or upon terms favorable to us.

Increased competition in our markets could reduce our market share, the number of our advertisers, our advertising revenues and our margins.

The Internet advertising and online wedding markets are still developing. Additionally, both the Internet advertising and online wedding markets and the wedding magazine publishing markets are intensely competitive, and we expect competition to intensify in the future.

We face competition for members, users, readers and advertisers from the following areas:

- online services or Web sites targeted at brides and grooms as well as the online sites of retail stores, manufacturers and regional wedding directories;
- bridal magazines, such as *Bride's* and *Modern Bride* (both part of the Conde Nast family); and

- online and retail stores offering gift registries, especially from retailers offering specific bridal gift registries.

We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Our competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user, membership or readership bases than we have and, therefore, have significant ability to attract advertisers, users and readers. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements, as well as devote greater resources than we can to the development, promotion and sale of services.

There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those that we develop or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, lower margins or loss of market share. There can be no assurance that we will be able to compete successfully against current and future competitors.

Our potential inability to compete effectively in our industry for qualified personnel could hinder the success of our business.

Competition for personnel in the Internet and wedding industries is intense. We may be unable to retain employees who are important to the success of our business. We may also face difficulties attracting, integrating or retaining other highly qualified employees in the future. If we cannot attract new personnel or retain and motivate our current personnel, our business may not succeed.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate or our operating results. Further terrorist attacks against the United States or U.S. businesses may occur. The potential near-term and long-term effect these attacks may have for our customers, the market for our common stock, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

We may not be able to obtain additional financing necessary to execute our business strategy.

We currently believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to achieve profitable operations and/or raise additional financing through public or private equity financings, or other arrangements with corporate sources, or other sources of financing to fund operations. However, there is no assurance that we will achieve profitable operations or that additional funding, if required, will be available to us in amounts or on terms acceptable to us.

Systems disruptions and failures could cause advertiser or user dissatisfaction and could reduce the attractiveness of our sites.

The continuing and uninterrupted performance of our computer systems is critical to our success. Our advertisers and sponsors, users and members may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services and content to them. Substantial or repeated system disruption or failures would reduce the attractiveness of our online sites significantly. Substantially all of our systems hardware required to run our sites are located at Globix Corporation's facilities in New York, New York. Globix emerged from bankruptcy protection in April 2002. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage these systems. Our operations depend on the ability of Globix to protect its own systems and our systems in its data center against damage from fire, power loss, water damage, telecommunications failure, vandalism and similar unexpected adverse events. Although Globix provides comprehensive facilities management services, Globix does not guarantee that our Internet access will be uninterrupted, error-free or secure. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our online sites. Our business could be materially and adversely affected if our systems were affected by any of these occurrences. We do not presently have any secondary "off-site" systems or a formal disaster recovery plan. Our sites must accommodate a high volume of traffic and deliver frequently updated information. Our sites have in the past experienced slower response times. These types of occurrences in the future could cause users to perceive our sites as not functioning properly and therefore cause them to use another online site or other methods to obtain information or services. In addition, our users depend on Internet service providers, online service providers and other site operators for access to our online sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system disruptions or failures unrelated to our systems. Although we carry general liability insurance, our insurance may not cover any claims by dissatisfied advertisers or customers or may not be adequate to indemnify us for any liability that may be imposed in the event that a claim were brought against us. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose users, sponsors and advertisers and adversely affect our business and results of operations.

We may not be able to deliver various services if third parties fail to provide reliable software, systems and related services to us.

We are dependent on various third parties for software, systems and related services in connection with our hosting, placement of advertising, accounting software, data transmission and security systems. Several of the third parties that provide software and services to us have a limited operating history and have relatively new technology. These third parties are dependent on reliable delivery of services from others. If our current providers were to experience prolonged systems failures or delays, we would need to pursue alternative sources of services. Although alternative sources of these services are available, we may be unable to secure such services on a timely basis or on terms favorable to us. As a result, we may experience business disruptions if these third parties fail to provide reliable software, systems and related services to us.

We may be liable if third parties misappropriate our users' personal information.

If third parties were able to penetrate our network security or otherwise misappropriate our users' personal or credit card information, we could be subject to liability. Our liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims as well as for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in costly and time-consuming litigation which could adversely affect our financial condition. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could have additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Our executive officers, directors and 5% or greater stockholders exercise significant control over all matters requiring a stockholder vote.

As of December 31, 2002, our executive officers and directors and stockholders who each owned greater than 5% of our common stock, and their affiliates, in the aggregate, beneficially owned approximately 68% of our outstanding common stock. As a result, these stockholders are able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control.

Anti-takeover provisions in our charter documents and Delaware law may make it difficult for a third party to acquire us.

Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

Risks Related to the Securities Markets

The delisting of our common stock from the Nasdaq National Market has resulted, and could continue to result, in a limited public market for our common stock and larger spreads in the bid and ask prices for shares of our common stock and could result in lower prices for shares of our common stock and make obtaining future equity financing more difficult.

On August 23, 2001, our common stock was delisted from the Nasdaq National Market. Our common stock is currently available for quotation on the OTC Bulletin Board. Selling our common stock has become, and may continue to be, more difficult because smaller quantities of shares are bought and sold on the OTC Bulletin Board, transactions could be delayed and news media coverage of us has been reduced. These factors have resulted, and could continue to result, in larger spreads in the bid and ask prices for shares of our common stock and could result in lower prices for shares of our common stock.

The delisting of our common stock from the Nasdaq National Market and any further declines in our stock price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and significantly increase the dilution to stockholders caused by our issuing equity in financing or other transactions. The price at which we issue shares in such transactions is generally based on the market price of our common stock, and a decline in our stock prices could result in the need for us to issue a greater number of shares to raise a given amount of funding or acquire a given dollar value of goods or services.

Our stock price has been highly volatile and is likely to experience extreme price and volume fluctuations in the future that could reduce the value of your investment and subject us to litigation.

The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile, with extreme price and volume fluctuations. These broad market and industry factors may harm the market price of our common stock, regardless of our actual operating performance, and for this or other reasons, we could continue to suffer significant declines in the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were to become the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

Risks Related to the Internet Industry

If the use of the Internet and commercial online services as media for commerce does not continue to grow, our business and prospects would be materially and adversely affected.

We cannot assure you that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and commercial online services as media for commerce, particularly for purchases of wedding gifts and supplies. Even if consumers adopt the Internet or commercial online services as a media for commerce, we cannot be sure that the necessary infrastructure will be in place to process such transactions. Our long-term viability depends substantially upon the widespread acceptance and the development of the Internet or commercial online services as effective media for consumer commerce and for advertising. Use of the Internet or commercial online services to effect retail transactions and to advertise is at an early stage of development. Convincing consumers to purchase wedding gifts and supplies online may be difficult.

Demand for recently introduced services and products over the Internet and commercial online services is subject to a high level of uncertainty. Few proven services and products exist. The development of the Internet and commercial online services into a viable commercial marketplace is subject to a number of factors, including:

- continued growth in the number of users of such services;
- concerns about transaction security;
- continued development of the necessary technological infrastructure;
- consistent quality of service;
- availability of cost-effective, high speed service;
- uncertain and increasing government regulation; and
- the development of complementary services and products.

If users experience difficulties because of capacity constraints of the infrastructure of the Internet and other commercial online services, potential users may not be able to access our sites, and our business and prospects would be harmed.

To the extent that the Internet and other online services continue to experience growth in the number of users and frequency of use by consumers resulting in increased bandwidth demands, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. The Internet and other online services have experienced outages and delays as a result of damage to portions of their infrastructure, power failures, telecommunication outages, network service outages and disruptions, natural disasters and vandalism and other misconduct. Outages or delays could adversely affect online sites, e-mail and the level of traffic on all sites. We depend on online access providers that provide our users with access to our services. In the past, users have experienced difficulties due to systems failures unrelated to our systems. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity or to increased governmental regulation. Insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and negatively impact use of the Internet and other online services generally, and our sites in particular. If the use of the Internet and other online services fails to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur or if the Internet and other online services do not become a viable commercial marketplace, we may not achieve profitability.

We may be unable to respond to the rapid technological change in the Internet industry and this may harm our business.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose users and market share to our competitors. The Internet and e-commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices could render our existing online sites and proprietary technology and systems obsolete. The emerging nature of products and services in the online wedding market and their rapid evolution will require that we continually improve the performance, features and reliability of our online services. Our success will depend, in part, on our ability:

- to enhance our existing services;
- to develop and license new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and users; and
- to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of online sites and other proprietary technology entails significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. Updating our technology internally and licensing new technology from third parties may require significant additional capital expenditures.

If we become subject to burdensome government regulation and legal uncertainties related to doing business online, our sponsorship, advertising and merchandise revenues could decline and our business and prospects could suffer.

Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. Laws and regulations may be adopted covering issues such as user privacy, pricing, content, taxation and quality of products and services. Any new legislation could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. The governments of states and foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising services. In addition, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet and other online services could cause our sponsorship, advertising and merchandise revenues to decline and our business and prospects to suffer.

We may be sued for information retrieved from our sites.

We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our online sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in chat rooms or bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims.

We may incur potential product liability for products sold online.

Consumers may sue us if any of the products that we sell online are defective, fail to perform properly or injure the user. To date, we have had limited experience selling products online and developing relationships with manufacturers or suppliers of such products. We sell a range of products targeted specifically at brides and grooms through The Knot Registry, The Knot Shop, Bridalink.com or other e-commerce sites that we may acquire in the future. Such a strategy involves numerous risks and uncertainties. Although our agreements with manufacturers typically contain provisions intended to limit our exposure to liability claims, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

We may incur significant expenses related to the security of personal information online.

The need to transmit securely confidential information online has been a significant barrier to e-commerce and online communications. Any well-publicized compromise of security could deter people from using the Internet or other online services or from using them to conduct transactions that involve transmitting confidential information. Because our success depends on the acceptance of online services and e-commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

Item 2. ***Properties***

We currently lease approximately 20,000 square feet of space at our headquarters in New York City. The lease expires on March 31, 2012. We also lease approximately 13,500 square feet of space for warehousing and operations in Redding, California. In addition, on October 9, 2002, we entered into an operating lease for a 40,000 square foot building currently being constructed to house our expanding operations in Redding. This building will replace our existing facilities for which the leases have been extended until the new building is completed, currently anticipated to occur in May 2003. The term of the new lease is five years commencing upon completion of construction. Weddingpages, our subsidiary in Omaha, Nebraska, leases approximately 16,000 square feet, and the lease for this space expires on October 15, 2005.

Item 3. ***Legal Proceedings***

On August 14, 2000, certain Weddingpages franchisees commenced litigation in the Supreme Court, New York County, New York against The Knot and certain officers, including David Liu, the Chairman and Chief Executive Officer. The plaintiffs sought (1) to enjoin The Knot from taking actions, primarily relating to the sale of advertising in certain local markets, which plaintiffs claim will damage the value of their Weddingpages franchises, and (2) money damages in an unspecified amount. On October 19, 2000, The Knot filed its initial response.

On October 27, 2000, the Supreme Court of the State of New York refused to grant preliminary injunctions sought by certain Weddingpages franchisees. The court ordered that the parties submit their dispute to a neutral mediator. In February, March and April 2001, as a result of negotiations among the parties, with the assistance of the mediator, non-monetary settlements were reached with seven of the plaintiffs in the action. Six franchisees did not execute the settlement agreement as negotiated. Five of those franchisees sought a temporary restraining order and a preliminary injunction to keep The Knot from, among other things, soliciting Internet advertisement sales within those franchisees' Weddingpages franchise territories.

On May 31, 2001, the Court denied the franchisees' motion for a temporary restraining order. On July 2, 2001, the Court heard arguments on the franchisees' motion for a preliminary injunction. At the same time, the Court heard arguments on Weddingpages' cross-motion to compel arbitration and on the Knot's cross-motion to stay litigation pending arbitration.

On August 22, 2001, the Court denied the remaining franchisees' request for injunctive relief against The Knot, effectively ordered the franchisees to arbitrate their claims against Weddingpages, and stayed the action against The Knot pending the completion of such arbitration. In denying the remaining franchisees' motion for injunctive relief, the Court agreed with The Knot's legal arguments in every material respect. Most significantly, in a three-page opinion, the Court held that the franchisees would be unlikely to succeed on the merits of their claims against The Knot.

Despite the Court's order, the franchisees failed to take any action to initiate arbitration of their dispute with Weddingpages. Thus, on January 25, 2002, Weddingpages commenced arbitration by filing a Demand for Arbitration before the American Arbitration Association.

On April 17, 2002, the franchisees filed a motion to lift the stay in favor of The Knot and for a preliminary injunction enjoining The Knot from directly soliciting the franchisees' customers for The Knot's Internet Web site. On May 23, 2002, The Knot and Weddingpages settled with three of the five remaining franchisees with no admission of liability, damages or payments being made to the franchisees. The settlement was stipulated to on the record in court and "So Ordered" by the judge, and is believed by The Knot to be final and binding on the parties. In October 2002, these three franchisees signed a written settlement agreement and release and made certain payments to Weddingpages related thereto. Additionally, two of the three have signed a related license agreement with Weddingpages. The Knot and Weddingpages have also reached a final settlement with one of the two remaining franchisees. As to the final franchisee, though no release or settlement has been entered, all legal proceedings in New York have been dismissed, and Weddingpages and the franchisee are presently engaged in litigation in Texas to which The Knot is not a party.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

PRICE RANGE OF COMMON STOCK

Our common stock was quoted on the Nasdaq National Market under the symbol "KNOT" through August 22, 2001. Since that time, our common stock has been available for quotation on the NASD OTC Bulletin Board under the symbol "KNOT.OB". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market or the NASD OTC Bulletin Board:

	High	Low
2001:		
First Quarter	$1.19	$0.62
Second Quarter	$0.75	$0.39
Third Quarter	$0.85	$0.25
Fourth Quarter	$0.68	$0.25
2002:		
First Quarter	$0.94	$0.33
Second Quarter	$0.85	$0.36
Third Quarter	$1.05	$0.22
Fourth Quarter	$0.95	$0.65

On December 31, 2002, the last reported sale price of the common stock on the NASD OTC Bulletin Board was $0.81. On March 26, 2003, the last reported sale price of our common stock on the NASD OTC Bulletin Board was $0.86.

HOLDERS

As of March 26, 2003, there were approximately 157 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends for the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Incorporated by reference to the section entitled "Equity Compensation Plan Information" in Item 12.

Item 6. *Selected Financial Data*

The selected balance sheet data as of December 31, 2002 and December 31, 2001 and the selected statement of operations data for the years ended December 31, 2002, 2001 and 2000 have been derived from our audited financial statements included elsewhere herein. The selected balance sheet data as of December 31, 2000, 1999 and 1998 and the statement of operations data for the years ended December 31, 1999 and 1998 have been derived from our audited financial statements not included herein. Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all previously outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance. You should read these selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes to those statements included elsewhere herein.

	Year Ended December 31,				
	2002(a)	2001	2000(b)	1999	1998
	(In thousands, except share and per share data)				
Statement of Operations Data:					
Net revenues	$ 29,476	$ 24,120	$ 24,235	$ 5,126	$ 1,040
Cost of revenues	10,224	8,872	6,689	1,441	131
Gross profit	19,252	15,248	17,546	3,685	909
Operating expenses:					
Product and content development	3,870	4,440	5,556	2,678	1,031
Sales and marketing	11,243	13,870	16,728	5,148	768
General and administrative	7,295	8,801	8,840	3,629	809
Non-cash compensation	139	332	789	1,072	93
Non-cash sales and marketing	653	653	653	290	—
Depreciation and amortization	1,244	2,545	2,195	547	122
Total operating expenses	24,444	30,641	34,761	13,364	2,823
Loss from operations	(5,192)	(15,393)	(17,215)	(9,679)	(1,914)
Interest income, net	112	306	1,425	483	405*
Net loss	$ (5,080)	$ (15,087)	$ (15,790)	$ (9,196)	$ (1,509)
Loss per share—basic and diluted:					
Net loss per share	$ (0.28)	$ (1.03)	$ (1.08)	$ (2.31)	$ (0.60)
Weighted average number of shares used in calculating basic and diluted net loss per share	17,909,492	14,716,741	14,603,381	3,982,358	2,497,065
Pro forma basic and diluted net loss per share	$ (0.28)	$ (1.03)	$ (1.08)	$ (0.96)	$ (0.32)
Pro forma weighted average number of shares used in calculating basic and diluted net loss per share	17,909,492	14,716,741	14,603,381	9,628,454	4,780,024

* Includes a reclassification of $390,000 for gain on extinguishment of debt previously reported as an extraordinary item. This is in compliance with SFAS No. 145, which rescinds earlier pronouncements for reporting gains and losses from extinguishment of debt.

	December 31,				
	2002(a)	2001	2000(b)	1999	1998
	(In thousands, except share and per share data)				
Balance Sheet Data:					
Cash and cash equivalents	$ 9,306	$ 6,782	$ 15,860	$ 40,006	$ 1,038
Working capital	5,563	3,790	16,078	41,137	1,003
Total assets	27,775	26,010	41,354	45,486	1,950
Convertible preferred stock	—	—	—	—	3,938
Total stockholders' equity	16,017	15,320	29,391	43,575	1,646

(a) As described in Note 9 of our financial statements, on February 19, 2002, the Company entered into a Common Stock Purchase Agreement with May Bridal Corporation ("May Bridal"), an affiliate of May Department Stores Company, pursuant to which the Company sold 3,575,747 shares of its common stock to May Bridal for $5,000,000 in cash.

(b) As described in Note 10 of our financial statements, on March 29, 2000, the Company acquired Weddingpages, Inc.

Quarterly Results of Operations Data

The following table sets forth certain unaudited consolidated quarterly statement of operations data for the eight quarters ended December 31, 2002. This information is unaudited, but in the opinion of management, it has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this report and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited consolidated quarterly results of operations. The consolidated quarterly data should be read in conjunction with our audited consolidated financial statements and the notes to such statements appearing elsewhere in this report. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	Three Months Ended							
	Dec. 31 2002	Sept. 30 2002	June 30 2002	Mar. 31 2002	Dec. 31 2001	Sept. 30 2001	June 30 2001	Mar. 31 2001
	(In thousands, except per share data)							
Net revenues	$ 7,034	$ 8,036	$ 8,274	$ 6,132	$ 6,224	$ 6,464	$ 6,209	$ 5,223
Gross profit	5,026	5,145	5,341	3,740	4,410	3,952	3,879	3,007
Net loss	(551)	(977)	(1,061)	(2,491)	(1,859)	(3,213)	(4,166)	(5,849)
Net loss per share— basic and diluted	$ (0.03)	$ (0.05)	$ (0.06)	$ (0.15)	$ (0.13)	$ (0.22)	$ (0.28)	$ (0.40)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis in conjunction with our financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements relating to future events and the future performance of The Knot based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section and elsewhere in this report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

The Knot is the leading wedding resource providing products and services to couples planning their weddings and future lives together. Our Web site, at *www.theknot.com*, is the most trafficked wedding destination online and offers comprehensive content, extensive wedding-related shopping, an online wedding gift registry and an active community. The Knot is the leading wedding content provider on America Online (AOL Keywords: Knot and weddings) and MSN. We publish *The Knot Magazine*, which features editorial content covering every major wedding planning decision and is distributed to newsstands and bookstores across the nation. Through our subsidiary, Weddingpages, Inc., we publish regional wedding magazines in over 20 Company-owned and franchised markets in the United States. We also author a book series on wedding planning and a gift-book series on wedding gowns and wedding flowers. We are based in New York and have several other offices across the country.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities on an on-going basis. We evaluate these estimates including those related to revenue recognition, allowances for doubtful accounts and returns, inventory reserves, impairment of intangible assets including goodwill and deferred taxes. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We derive revenues from the sale of online sponsorship and advertising contracts and from the sale of merchandise. We also derive revenue from the publication of magazines.

Sponsorship revenues are derived principally from longer-term contracts currently ranging up to thirty-six months. Sponsorships are designed to integrate advertising with specific online editorial content. Sponsors can purchase the exclusive right to promote products or services on a specific online editorial area and can purchase a special feature on our sites. These programs commonly include banner advertisements and direct e-mail marketing.

Online advertising revenues are derived principally from short-term contracts that typically range from one month up to one year. These contracts may include online banner advertisements, placement in our online search tools, direct e-mail marketing and online listings in the local area of our Web site for local wedding vendors. Local vendors may also purchase online listings through fixed term or open-ended subscriptions.

Certain online sponsorship and advertising contracts provide for the delivery of a minimum number of impressions. Impressions are the featuring of a sponsor's advertisement, banner, link or other form of content on our sites. To date, we have recognized our sponsorship and advertising revenues over the duration of the contracts on a straight-line basis, as we have exceeded minimum guaranteed impressions. To the extent that minimum guaranteed impressions are not met, we are generally obligated to extend the period of the contract until the guaranteed impressions are achieved. If this were to occur, we would defer and recognize the corresponding revenues over the extended period.

For the year ended December 31, 2002, our top seven advertisers accounted for 4% of our net revenues. For the year ended December 31, 2001, our top eight advertisers accounted for 6% of our net revenues. For the year ended December 31, 2000, our top five advertisers accounted for 15% of our net revenues.

Merchandise revenues include the selling price of wedding supplies and products from our gift registry sold by us through our web sites and, prior to July 2001, through a co-branded site with QVC, Inc., as well as related outbound shipping and handling charges. Merchandise revenues also include commissions earned in connection with the sale of products from our gift registry under agreements with certain strategic partners. Merchandise revenues are recognized when products are shipped to customers, reduced by discounts as well as an allowance for estimated sales returns.

Publishing revenue includes print advertising revenue derived from the publication of *The Knot Weddings* magazine and the publication of regional *WEDDINGPAGES* magazines by our subsidiary Weddingpages, Inc., as well as service fees and royalty fees from the publication of the *WEDDINGPAGES* magazine by franchisees and fees from the license of the Weddingpages' name for use in publication by former franchisees. These revenues and fees are recognized upon the publication of the related magazines, at which time all material services related to the magazine have been performed, or as fees are earned under the terms of license agreements. Additionally, publishing revenues are derived from the sale of magazines on newsstands, in bookstores and online and from author royalties received related to book publishing contracts. Revenues from the sale of magazines are recognized when the products are shipped, reduced by an allowance for estimated sales returns. Royalties are recognized when all contractual obligations have been met, which typically include the delivery and acceptance of a final manuscript.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of December 31, 2002 and 2001, our allowance for doubtful accounts amounted to $774,000 and $814,000, respectively. In determining these allowances, we evaluate a number of factors, including the credit risk of customers, historical trends and other relevant information. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Inventory

In order to record our inventory at its lower of cost or market, we assess the ultimate realizability of our inventory, which requires us to make judgments as to future demand and compare that with current inventory levels. We record a provision to adjust our inventory balance based upon that assessment. As our merchandise revenues grow, the investment in inventory will likely increase. It is possible that we may need to further increase our inventory provisions in the future.

Goodwill

We have acquired businesses and invest in technologies and intangible assets in areas within our strategic focus, some of which have highly volatile fair values and uncertain profit potentials. As of December 31, 2002, we had recorded goodwill and other intangible assets of $8,834,000. In our assessment of impairment of goodwill as of January 1 and October 1, 2002, we made estimates of fair value using several approaches. In our ongoing assessment of impairment of goodwill and other intangible assets, we consider whether events or changes in circumstances such as significant declines in revenues, earnings or material adverse changes in the business climate, indicate that the carrying value of assets may be impaired. As of December 31, 2002, no impairment has occurred. Future adverse changes in market conditions or poor operating results of strategic investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Deferred Taxes

A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount for which recovery is probable. As of December 31, 2002, we have established a full valuation allowance of $20.4 million against our net deferred tax assets because of our history of operating losses. Depending on the amount and timing of taxable income we may ultimately generate in the future, as well as other factors, we could recognize no benefit from our deferred tax assets, in accordance with our current estimate, or we could recognize some or all of their full value.

Results of Operations

The following table sets forth for the periods presented certain data from our statement of operations, expressed as a percentage of net revenues.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	34.7	36.8	27.6	28.1	12.6
Gross profit	65.3	63.2	72.4	71.9	87.4
Operating expenses:					
Product and content development	13.1	18.4	22.9	52.2	99.1
Sales and marketing	38.1	57.5	69.0	100.4	73.9
General and administrative	24.8	36.4	36.5	70.8	77.9
Non-cash compensation	0.5	1.4	3.3	20.9	9.0
Non-cash sales and marketing	2.2	2.7	2.7	5.7	—
Depreciation and amortization	4.2	10.6	9.1	10.7	11.7
Total operating expenses	82.9	127.0	143.5	260.7	271.6
Loss from operations	(17.6)	(63.8)	(71.1)	(188.8)	(184.2)
Interest income, net	0.4	1.3	5.9	9.4	38.9*
Net Loss	(17.2)%	(62.5)%	(65.2)%	(179.4)%	(145.3)%

* Reflects a reclassification for gain on extinguishment of debt previously reported as an extraordinary item. This is in compliance with SFAS No. 145, which rescinds earlier pronouncements for reporting gains and losses from extinguishment of debt.

Years Ended December 31, 2002 and December 31, 2001

Net Revenues

Net revenues increased to $29.5 million for the year ended December 31, 2002 from $24.1 million for the year ended December 31, 2001.

Sponsorship and advertising revenues increased to $6.9 million for the year ended December 31, 2002, as compared to $4.9 million for the year ended December 31, 2001. Revenue from local vendor online advertising programs increased by $1.7 million or approximately 54% for the year ended December 31, 2002, primarily as a result of additional contracts sold and, in part, due to expansion in the number of local market services and programs offered. In addition, there was an increase of approximately $218,000 in national online sponsorship and advertising revenue primarily due to the launch of category specific programs. Sponsorship and advertising revenues amounted to 23% of our net revenues for the year ended December 31, 2002 and 20% of our net revenues for the year ended December 31, 2001.

Merchandise revenues increased to $13.7 million for the year ended December 31, 2002, as compared to $8.1 million for the year ended December 31, 2001. This increase was primarily due to an increase in sales of wedding supplies through our websites of $5.4 million, or by approximately 79% as a result of the expansion of product and service offerings, an increase in the average order size and increased traffic. Merchandise revenues amounted to 46% of our net revenues for the year ended December 31, 2002 and 34% of our net revenues for the year ended December 31, 2001.

Publishing and other revenues decreased to $8.9 million for the year ended December 31, 2002, as compared to $11.1 million for the year ended December 31, 2001. An increase in revenue from The Knot Weddings magazine of approximately $562,000 due primarily to a larger number of print advertising contracts sold was more than offset by a decrease in publishing revenue derived from the Weddingpages operation of $2.5 million. This decrease included approximately $695,000 associated with a reduction in the number of magazines published in local markets in 2002, principally in Florida, and $682,000 due to a net reduction in advertising pages sold in comparable markets, offset, in part, by $141,000 of additional revenue due to the timing of publication of Weddingpages magazines in certain markets. In addition, franchise service fees and royalties declined by $1.2 million due primarily to the termination of certain franchisees. Publishing and other revenues amounted to 30% for the year ended December 31, 2002 and 46% for the year ended December 31, 2001.

Cost of Revenues

Cost of revenues consists of the cost of merchandise sold, including outbound shipping costs, the costs related to the production of regional *WEDDINGPAGES* magazines and *The Knot Weddings* magazine, payroll and related expenses for our personnel who are responsible for the production of online and offline media, and costs of Internet and hosting services.

Cost of revenues increased to $10.2 million for the year ended December 31, 2002, from $8.9 million for the year ended December 31, 2001. Cost of revenues from the sale of merchandise increased by $2.4 million for the year ended December 31, 2002, primarily as a result of the increased sales of wedding supplies. These increases were offset, in part, by a reduction in cost of revenue as a result of a decrease in publishing revenue due to fewer advertising pages sold and printed and by improved margins with respect to merchandise sales and publishing revenue. Our margins on the sale of wedding supplies have improved as a result of sourcing products at lower costs and the introduction of higher margin products. Publishing margins improved as a result of higher effective rates for print advertising in our regional Weddingpages magazines. As a percentage of our net revenues, cost of revenues decreased to 35% for the year ended December 31, 2002, from 37% for the year ended December 31, 2001.

Product and Content Development

Product and content development expenses consist primarily of payroll and related expenses for editorial, creative and information technology personnel.

Product and content development expenses decreased to $3.9 million for the year ended December 31, 2002 from $4.4 million for the year ended December 31, 2001. This decrease was primarily the result of cost reduction initiatives, which reduced personnel and related expenses. As a percentage of our net revenues, product and content development expenses decreased to 13% for the year ended December 31, 2002, from 18% for the year ended December 31, 2001.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related expenses for sales and marketing, customer service and public relations personnel, as well as the costs for AOL anchor tenant agreements, advertising and promotional activities and fulfillment and distribution of merchandise.

Sales and marketing expenses decreased to $11.2 million for the year ended December 31, 2002 from $13.9 million for the year ended December 31, 2001. The decrease was the result of various cost reduction initiatives, which reduced personnel and related expenses, commission expense and promotion expense by $704,000, $484,000, and $724,000, respectively. In addition, there was a reduction in fees of $823,000 under our International Anchor Tenant agreement with AOL. This agreement was amended effective March 31, 2001, to limit to France the international markets where we receive distribution from AOL. To effect this amendment with AOL, we incurred a one-time restructuring fee in the first quarter of 2001. As a percentage of our net revenues, sales and marketing expenses decreased to 38% for the year ended December 31, 2002, from 58% for the year ended December 31, 2001.

General and Administrative

General and administrative expenses consist primarily of payroll and related expenses for our executive management, finance and administrative personnel, legal and accounting fees, facilities costs, insurance and bad debts expenses.

General and administrative expenses decreased to $7.3 million for the year ended December 31, 2002 from $8.8 million for the year ended December 31, 2001. This decrease was primarily due to reduced bad debt expense of $1.4 million as a result of improved collections from local vendors due, in part, to a higher proportion of payments made through credit cards, as well as improved collections from national advertisers and franchisees. In addition, general and administrative expenses were reduced as a result of cost reduction initiatives, which reduced personnel and related expenses by approximately $281,000. As a percentage of our net revenues, general and administrative expenses decreased to 25% for the year ended December 31, 2002 from 36% for the year ended December 31, 2001.

Non-Cash Compensation

We recorded no deferred compensation during the year ended December 31, 2002. Amortization of deferred compensation decreased to $139,000 from $332,000 for the year ended December 31, 2001.

Non-Cash Sales and Marketing

We recorded deferred sales and marketing of $2.3 million related to the issuance of a warrant to AOL in connection with our amended anchor tenant agreement in July 1999. Amortization of deferred sales and marketing was $653,000 for each of the years ended December 31, 2002 and 2001.

Depreciation and Amortization

Depreciation and amortization expenses consist of depreciation and amortization of property and equipment and capitalized software and amortization of goodwill and other intangible assets related to acquisitions.

Depreciation and amortization expenses decreased to $1.2 million for the year ended December 31, 2002, from $2.5 million for the year ended December 31, 2001. The decrease was primarily due to the implementation of SFAS No. 142, effective January 1, 2002, resulting in goodwill no longer being amortized. For the year ended December 31, 2001, we recorded goodwill amortization of $1.2 million. We perform goodwill impairment tests on at least an annual basis. There can be no assurance that future goodwill impairment tests will not result in a charge to income.

Interest Income

Interest income, net of interest expense, decreased to $112,000 for the year ended December 31, 2002, from $307,000 for the year ended December 31, 2001. This decrease resulted from lower interest rates and lower average amounts of cash and cash equivalents available for investment.

Years Ended December 31, 2001 and December 31, 2000

Net Revenues

Net revenues decreased to $24.1 million for the year ended December 31, 2001 from $24.2 million for the year ended December 31, 2000.

Sponsorship and advertising revenues decreased to $4.9 million for the year ended December 31, 2001, as compared to $11.0 million for the year ended December 31, 2000. A reduction in the number and average value of national sponsorship contracts as a result of an overall downturn in the online advertising sector contributed to the $6.1 million decrease. Within sponsorship and advertising revenues, revenue from local vendor online advertising programs increased by $1.1 million, or approximately 51%, for the year ended December 31, 2001, as a result of additional contracts sold. Sponsorship and advertising revenues amounted to 20% of our net revenues for the year ended December 31, 2001 and 45% for the year ended December 31, 2000.

Merchandise revenues increased to $8.1 million for the year ended December 31, 2001, as compared to $4.5 million for the year ended December 31, 2000. These increases were primarily due to an increase in sales of wedding supplies through Bridalink.com and The Knot Shop of $3.7 million due, in part, to the expansion of product and service offerings. Merchandise revenues amounted to 34% of our net revenues for the year ended December 31, 2001 and 18% of our net revenues for the year ended December 31, 2000.

Publishing and other revenues increased to $11.1 million for the year ended December 31, 2001, as compared to $8.8 million for the year ended December 31, 2000. These revenues are primarily attributed to print advertising and newsstand revenues derived from the publication of regional wedding magazines by Weddingpages, service fees and royalties from producing the *WEDDINGPAGES* magazine for certain franchisees, as well as print advertising and newsstand revenues from *The Knot Wedding Gowns* magazine. Advertising and newsstand revenues, service fees and royalties derived from the Weddingpages operation, which commenced in the quarter ended June 30, 2000, contributed $1.8 million of the revenue increase primarily due to the inclusion of a full twelve months of revenue in the year ended December 31, 2001. In addition, during the year ended December 31, 2001, we published two Wedding Gowns magazines as compared to one magazine in the corresponding period in 2000 and commenced selling print advertising into this publication, which accounted for $661,000 of the revenue increase. Publishing and other revenues amounted to 46% and 36% of our net revenue for the years ended December 31, 2001 and 2000, respectively.

Cost of Revenues

Cost of revenues increased to $8.9 million for the year ended December 31, 2001, from $6.7 million for the year ended December 31, 2000. Cost of revenues from the sale of merchandise increased by $1.4 million for the year ended December 31, 2001, as compared to the corresponding period in 2000, as a result of increased sales. Cost of revenues related to the production of regional wedding magazines commenced in the second quarter of 2000 and accounted for $672,000 of the increase in cost of revenues for the year ended December 31, 2001. Cost of revenues related to the production of *The Knot Wedding Gowns* magazine increased by $268,000 for the year ended December 31, 2001, as a result of publishing both a Spring and Fall edition of *The Knot Wedding Gowns* magazine in 2001 as compared to solely a Spring edition in 2000. As a percentage of our net revenues, cost of revenues increased to 37% for the year ended December 31, 2001, from 28% for the year ended December 31, 2000. This was a result of a lower mix in 2001 of online advertising revenue, which generates a higher margin than merchandise and publishing revenue, partially offset by improved margins realized in 2001 with respect to the sale of wedding supplies.

Product and Content Development

Product and content development expenses decreased to $4.4 million for the year ended December 31, 2001 from $5.6 million for the year ended December 31, 2000. This decrease was primarily the result of the continuation of cost reduction initiatives instituted at the end of 2000, which reduced personnel and related expenses by $1.1 million. This cost savings was offset, in part, by an increase of $142,000 in personnel and other product and content development costs associated with our Weddingpages subsidiary, which commenced in the quarter ended June 30, 2000, primarily due to the inclusion of a full twelve months of expense in the year ended December 31, 2001. As a percentage of our net revenues, product and content development expenses decreased to 18% for the year ended December 31, 2001, from 23% for the year ended December 31, 2000.

Sales and Marketing

Sales and marketing expenses decreased to $13.9 million for the year ended December 31, 2001 from $16.7 million for the year ended December 31, 2000. The decrease was the result of various cost reduction initiatives, which reduced personnel and related expenses by $1.2 million, promotional expenses by $1.2 million, and produced smaller cost savings in a number of other areas. In addition, there was a reduction in sales commission expense of $554,000 due to a decline in sponsorship and advertising revenues. These cost decreases were offset, in part, by an increase of $437,000 in personnel and other sales and marketing costs associated with the local sales force of Weddingpages, which commenced in the second quarter of 2000. Additionally, in 2001, there was an increase of $335,000 in fees related to our international anchor tenant agreement with AOL. This included the quarterly carriage fee through March 2001 and a one-time restructuring fee paid in connection with the amendment of this agreement, effective March 31, 2001, to limit the international markets where we will receive distribution from AOL to France. As a percentage of our net revenues, sales and marketing expenses decreased to 58% for the year ended December 31, 2001, from 69% for the year ended December 31, 2000.

General and Administrative

General and administrative expenses were $8.8 million for each of the years ended December 31, 2001 and 2000. In 2001, there was an increase of $576,000 in personnel and related general and administrative costs associated with our Weddingpages operation, which commenced in the second quarter of 2000. In addition, in 2001, there was an increase in bad debts expense of $626,000 primarily related to local advertisers and an increase in credit card fees of $148,000 as a result of higher merchandise sales. These cost increases were offset, in part, by lower personnel and related expenses associated with our New York office of $612,000 due to cost reduction initiatives, a reduction of $438,000 in legal and other professional fees and additional cost savings of approximately $300,000 from a number of other administrative cost categories. As a percentage of our net revenues, general and administrative expenses were 36% for each of the years ended December 31, 2001 and 2000.

Non-Cash Compensation

We recorded no deferred compensation during year ended December 31, 2001. Amortization of deferred compensation decreased to $332,000 for the year ended December 31, 2001, from $789,000 for the year ended December 31, 2000. As a percentage of our net revenues, amortization of deferred compensation decreased to 1% for the year ended December 31, 2001, from 3% for the year ended December 31, 2000.

Non-Cash Sales and Marketing

We recorded deferred sales and marketing of $2.3 million related to the issuance of a warrant to AOL in connection with our amended anchor tenant agreement in July 1999. Amortization of deferred sales and marketing was $653,000 for each of the years ended December 31, 2001 and 2000. As a percentage of our net revenues, amortization of deferred sales and marketing was 3% for each of the years ended December 31, 2001 and 2000.

Depreciation and Amortization

Depreciation and amortization expenses increased to $2.5 million for the year ended December 31, 2001, from $2.2 million for the year ended December 31, 2000. The increase was due to increases in depreciation expense and amortization of goodwill and other intangible assets of approximately $203,000 and $146,000, respectively, primarily related to Weddingpages, which was acquired in March 2000. As a percentage of net revenues, depreciation and amortization expenses increased to 11% for the year ended December 31, 2001 from 9% for the year ended December 31, 2000.

Interest Income

Interest income, net of interest expense, decreased to $307,000 for the year ended December 31, 2001, from $1.4 million for the year ended December 31, 2000. This decrease was a result of lower amounts of cash and cash equivalents available for investment and lower interest rates.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the guidance of the provisions of SFAS No. 142. Other intangible assets will continue to be amortized over their respective useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We adopted the provisions of SFAS No. 141 and SFAS No. 142 effective January 1, 2002. For the years ended December 31, 2001 and 2000, we recorded goodwill amortization of $1.2 million and $1.0 million, respectively.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt SFAS No. 143 effective January 1, 2003. The adoption of this new statement is not expected to have a material impact on our financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This standard supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The standard retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. We adopted SFAS No. 144 effective January 1, 2002. The adoption of this new statement did not have a material impact on our financial statements for the year ended December 31, 2002.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard addresses issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that currently are accounted for pursuant to the guidance that the Emerging Issues Task Force set forth in Issue No. 94-3. The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease, (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred- compensation contract and (3) costs to consolidate facilities or relocate employees. SFAS No. 146 is required to be effective for exit or disposal activities initiated after December 31, 2002. The adoption of this new statement is not expected to have a material impact on our financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. We have adopted the disclosure provisions of SFAS No. 148 (see note 2 to our financial statements). SFAS No. 148 did not require us to change to the fair value method of accounting for stock-based compensation.

Liquidity and Capital Resources

As of December 31, 2002, our cash and cash equivalents amounted to $9.3 million. We currently invest primarily in short-term debt instruments that are highly liquid, of high-quality investment grade, and have maturities of less than three months, with the intent to make such funds readily available for operating purposes.

Net cash used in operating activities was $525,000 for the year ended December 31, 2002. This resulted primarily from the loss for the period, as adjusted for depreciation and amortization and other non-cash charges, of $1.7 million, increases in accounts receivable of $1.0 million and inventory of $580,000, partially offset by increases in accounts payable and accrued expenses of $1.5 million and deferred revenue of $1.1 million. Effective October 1, 2002, local vendors are no longer pre-billed for their full contractual amounts via statements but are invoiced for individual amounts due in accordance with our standard payment terms. The impact of this billing modification reduced accounts receivable and deferred revenue in equal amounts of approximately $512,000 through December 31, 2002. Net cash used in operating activities was $7.9 million for the year ended December 31, 2001. This resulted primarily from the loss for the period, as adjusted for depreciation and amortization and other non-cash charges of $8.9 million, and decreases in deferred revenue of $526,000, partially offset by decreases in accounts receivable of $539,000 and deferred production and marketing costs of $856,000.

Net cash used in investing activities was $383,000 for the year ended December 31, 2002, primarily due to purchases of property and equipment of $229,000, net of proceeds from the sale of property and equipment, and cash paid of $154,000 with respect to a termination liability resulting from the acquisition of Weddingpages. Net cash used in investing activities was $747,000 for the year ended December 31, 2001, primarily due to cash of $346,000 paid by Weddingpages for the acquisition of former franchise markets, less amounts received from escrow in May 2001 in satisfaction of certain claims against the sellers of Weddingpages. In addition, purchases of property and equipment amounted to $397,000.

Net cash provided by financing activities was $3.4 million for the year ended December 31, 2002, primarily due to proceeds from May Bridal Corporation in connection with the issuance of 3,575,747 shares of our common stock for $5.0 million, less related costs, partially offset by debt repayments of $1.6 million, primarily the outstanding balance under Weddingpages' expired line of credit agreement. Net cash used in financing activities was $389,000 for the year ended December 31, 2001, primarily due to net repayments of short term borrowings offset, in part, by proceeds from the exercise of stock options and the issuance of common stock.

As of December 31, 2002, we had no material commitments for capital expenditures.

As of December 31, 2002, we had commitments under non-cancelable operating leases amounting to approximately $6.5 million, of which $760,000 will be due on or before December 31, 2003, an aggregate of $2.4 million will be due in the three years ended December 31, 2006, and $3.3 million will be due thereafter. These commitments include amounts under an operational lease, signed in October 2002, for a new building being constructed to house our expanding operations in Redding, California. The term of this lease is five years commencing upon completion of construction, which is currently anticipated to occur in May 2003.

As a result of a weak national online advertising market in 2001, our national online sponsorship and advertising revenue decreased to approximately $1.7 million for the year ended December 31, 2001 from approximately $8.8 million for the year ended December 31, 2000. To respond to our liquidity needs, we completed a number of cost reduction initiatives during 2001, including sourcing wedding supplies products at lower costs, reductions in staff, restructuring of our international anchor tenant agreement with AOL, reductions in capital expenditures, as well as additional programs resulting in savings in a number of operating expense categories, the full annual benefits of which were realized in 2002. Further, in 2002, we have added a number of category specific advertising programs to broaden the group of potential national advertisers who can benefit from targeting our audience. Revenues from these programs commenced in the third quarter of 2002. We have supplemented our national sales force in New York with independent sales representative agencies in key markets across the United States. We have also expanded the number of markets and advertising programs available to local vendors. In addition, as discussed above, in February 2002, we raised additional capital of $5.0 million, less related costs, from the sale of common stock to May Bridal Corporation ("May Bridal"), a subsidiary of May Department Stores Company ("May") and also entered into a Media Services Agreement with May (see note 9 to our financial statements).

We believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. This expectation is primarily based on internal estimates of revenue growth, which relate to expected increased advertising, merchandising and publishing revenues as well as continuing emphasis on controlling all operating expenses. However, there can be no assurance that actual costs will not exceed amounts estimated, that actual revenues will equal or exceed estimated amounts, or that we will achieve profitable operations, due to significant uncertainties surrounding our estimates and expectations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market rate or price risks.

We are exposed to some market risk through interest rates related to the investment of our current cash and cash equivalents of approximately $9.3 million as of December 31, 2002. These funds are generally invested in highly liquid debt instruments with short-term maturities. As such instruments mature and the funds are re-invested, we are exposed to changes in market interest rates. This risk is not considered material, and we manage such risk by continuing to evaluate the best investment rates available for short-term, high quality investments.

We have no activities related to derivative financial instruments or derivative commodity instruments, and we are not currently subject to any significant foreign currency exchange risk.

Item 8. *Consolidated Financial Statements and Schedule*

(a)(1) Consolidated Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The unaudited supplementary data regarding quarterly results of operations are incorporated by reference to the information set forth in Item 6, "Selected Financial Data", in the section captioned, "Quarterly Results of Operations Data".

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
THE KNOT, INC.

We have audited the accompanying consolidated balance sheets of The Knot, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As described in note 2 to the consolidated financial statements, the Company adopted SFAS No. 142 Goodwill and Other Intangible Assets.

ERNST & YOUNG LLP

New York, New York
February 14, 2003

THE KNOT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,305,670	$ 6,782,051
Restricted cash	251,871	184,419
Accounts receivable, net of allowances of $960,223 and $1,010,615 at December 31, 2002 and December 31, 2001, respectively	4,791,458	5,011,930
Inventories	1,291,866	729,285
Deferred production and marketing costs	443,502	293,529
Other current assets	556,358	778,775
Total current assets	16,640,725	13,779,989
Property and equipment, net	1,948,481	2,923,100
Intangible assets, net	8,834,136	8,934,136
Other assets	351,570	372,874
Total assets	$ 27,774,912	$ 26,010,099
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 5,112,586	$ 3,599,195
Short term borrowings	—	1,384,470
Deferred revenue	5,827,432	4,682,893
Current portion of long-term debt	137,674	323,709
Total current liabilities	11,077,692	9,990,267
Long term debt	234,901	372,234
Other liabilities	445,088	327,423
Total liabilities	11,757,681	10,689,924
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2002 and 2001	—	—
Common stock, $.01 par value; 100,000,000 shares, authorized; 18,373,327 shares and 14,736,053 shares issued and outstanding at December 31, 2002 and 2001, respectively	183,733	147,360
Additional paid-in capital	64,399,894	59,512,193
Deferred compensation	(54,835)	(254,983)
Deferred sales and marketing	—	(653,213)
Accumulated deficit	(48,511,561)	(43,431,182)
Total stockholders' equity	16,017,231	15,320,175
Total liabilities and stockholders' equity	$ 27,774,912	$ 26,010,099

See accompanying notes.

THE KNOT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002	2001	2000
Net revenues	$29,476,173	$ 24,120,463	$ 24,234,905
Cost of revenues	10,223,839	8,872,203	6,689,077
Gross profit	19,252,334	15,248,260	17,545,828
Operating expenses:			
Product and content development	3,870,493	4,439,834	5,556,123
Sales and marketing	11,242,814	13,870,456	16,728,500
General and administrative	7,294,694	8,801,435	8,839,944
Non-cash compensation	139,069	332,186	788,609
Non-cash sales and marketing	653,213	653,232	653,232
Depreciation and amortization	1,244,289	2,544,836	2,194,991
Total operating expenses	24,444,572	30,641,979	34,761,399
Loss from operations	(5,192,238)	(15,393,719)	(17,215,571)
Interest income, net	111,859	306,570	1,425,262
Net loss	$(5,080,379)	$(15,087,149)	$(15,790,309)
Net loss per share—basic and diluted	$ (0.28)	$ (1.03)	$ (1.08)
Weighted average number of shares used in calculating basic and diluted net loss per share	17,909,492	14,716,741	14,603,381

See accompanying notes.

THE KNOT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Deferred Sales and Marketing	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Par Value					
Balance at December 31, 1999	—	$ —	14,510,612	$145,106	$60,206,664	$(2,262,974)	$(1,959,677)	$(12,553,724)	$ 43,575,395
Issuance of common stock in connection with exercise of vested stock options	—	—	89,295	893	57,899	—	—	—	58,792
Issuance of common stock in connection with employee stock purchase plan	—	—	31,842	318	104,561	—	—	—	104,879
Issuance of common stock	—	—	44,504	445	(445)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	788,609	—	—	788,609
Amortization of deferred sales and marketing	—	—	—	—	—	—	653,232	—	653,232
Reversal of deferred compensation related to common stock and common stock options forfeited	—	—	—	—	(711,291)	711,291	—	—	—
Net loss for the year ended December 31, 2000	—	—	—	—	—	—	—	(15,790,309)	(15,790,309)
Balance at December 31, 2000	—	$ —	14,676,253	$146,762	$59,657,388	$ (763,074)	$(1,306,445)	$(28,344,033)	$ 29,390,598
Issuance of common stock in connection with exercise of vested stock options	—	—	14,579	146	3,215	—	—	—	3,361
Issuance of common stock in connection with employee stock purchase plan	—	—	45,221	452	27,495	—	—	—	27,942
Amortization of deferred compensation	—	—	—	—	—	332,186	—	—	332,186
Amortization of deferred sales and marketing	—	—	—	—	—	—	653,232	—	653,232
Reversal of deferred compensation related to common stock options forfeited	—	—	—	—	(175,905)	175,905	—	—	—
Net loss for the year ended December 31, 2001	—	—	—	—	—	—	—	(15,087,149)	(15,087,149)
Balance at December 31, 2001	—	$ —	14,736,053	$147,360	$59,512,193	$ (254,983)	$ (653,213)	$(43,431,182)	$ 15,320,175
Issuance of common stock in connection with proceeds from May Bridal Corp., net of cost of approximately $33,000	—	—	3,575,747	35,758	4,931,243	—	—	—	4,967,001
Issuance of common stock in connection with employee stock purchase plan	—	—	61,527	615	17,538	—	—	—	18,153
Amortization of deferred compensation	—	—	—	—	—	139,068	—	—	139,068
Amortization of deferred sales and marketing	—	—	—	—	—	—	653,213	—	653,213
Reversal of deferred compensation related to common stock options forfeited	—	—	—	—	(61,080)	61,080	—	—	—
Net loss for the year ended December 31, 2002	—	—	—	—	—	—	—	(5,080,379)	(5,080,379)
Balance at December 31, 2002	—	$ —	18,373,327	$183,733	$64,399,894	$ (54,835)	$ —	$(48,511,561)	$ 16,017,231

See accompanying notes.

THE KNOT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2002	2001	2000
Operating activities			
Net loss	$ (5,080,379)	$(15,087,149)	$(15,790,309)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,144,289	1,276,879	1,073,468
Amortization of intangibles	100,000	1,267,957	1,121,523
Amortization of deferred compensation	139,069	332,186	788,609
Amortization of deferred sales and marketing	653,213	653,232	653,232
Reserve for returns	942,698	881,841	376,979
Allowance for doubtful accounts	301,713	1,701,619	1,075,274
Other non-cash charges	64,667	114,921	—
Changes in operating assets and liabilities (net of the effects of acquisitions):			
Restricted cash	(67,452)	(184,419)	—
Accounts receivable	(1,023,939)	539,331	(5,126,799)
Inventories	(580,286)	94,373	(388,196)
Deferred production and marketing expenses	(149,973)	856,080	79,964
Other current assets	222,417	131,875	36,078
Other assets	21,304	17,898	(18,924)
Accounts payable and accrued expenses	1,525,894	(143,356)	1,524,802
Deferred revenue	1,144,539	(526,466)	2,797,477
Other liabilities	117,665	131,415	138,915
Net cash used in operating activities	(524,561)	(7,941,783)	(11,657,907)
Investing activities			
Purchases of property and equipment	(277,135)	(397,105)	(2,875,915)
Maturity of investment	—	—	619,514
Proceeds from sales of property and equipment	48,000	—	—
Acquisition of businesses, net of cash acquired	(153,599)	(349,605)	(9,866,845)
Net cash used in investing activities	(382,734)	(746,710)	(12,123,246)
Financing activities			
Proceeds from short term borrowings	—	497,295	775,189
Repayment of short term and current portion of long term borrowings	(1,554,240)	(917,683)	(789,170)
Financing costs	(33,000)	—	(515,088)
Proceeds from issuance of common stock	5,018,154	27,947	104,879
Proceeds from exercise of stock options	—	3,361	58,792
Net cash provided by (used in) financing activities	3,430,914	(389,080)	(365,398)
Increase (decrease) in cash and cash equivalents	2,523,619	(9,077,573)	(24,146,551)
Cash and cash equivalents at beginning of year	6,782,051	15,859,624	40,006,175
Cash and cash equivalents at end of year	$ 9,305,670	$ 6,782,051	$ 15,859,624
Summary of non-cash investing and financing activities			
Accrued costs for business acquisitions	$ —	$ —	$ 495,600
Forgiveness of accounts receivable in connection with a business acquisition	—	226,951	101,748
Total noncash investing and financing activities	$ —	$ 226,951	$ 597,348

Supplemental disclosure of cash flow information:

	Year ended December 31,		
	2002	2001	2000
Cash paid for interest	$ 61,843	$ 173,302	$ 184,332

See accompanying notes.

1. Organization and Nature of Operations

The Knot, Inc. (the "Company") was incorporated in the state of Delaware on May 2, 1996.

The Company is the leading wedding resource providing products and services to couples planning their weddings and future lives together. The Company's Web site, at www.theknot.com, is the most trafficked wedding destination online and offers comprehensive content, extensive wedding-related shopping, an online wedding gift registry and an active community. The Company is the leading wedding content provider on America Online (AOL Keywords: Knot and weddings) and MSN. The Company publishes *The Knot Magazine*, which features editorial content covering every major wedding planning decision and is distributed to newsstands and bookstores across the nation. Through its subsidiary, Weddingpages, Inc., the Company publishes regional wedding magazines in over 20 Company-owned and franchised markets in the United States. The Company also authors a book series on wedding planning and a gift-book series on wedding gowns and wedding flowers. The Company is based in New York and has several other offices across the country.

As a result of a weak national online advertising market in 2001, the Company's national online sponsorship and advertising revenue decreased to approximately $1.7 million for the year ended December 31, 2001 from approximately $8.8 million for the year ended December 31, 2000. To respond to its liquidity needs, the Company completed a number of cost reduction initiatives during 2001, including sourcing wedding supplies products at lower costs, reductions in staff, restructuring of its international anchor tenant agreement with AOL (see note 9), reductions in capital expenditures, as well as additional programs resulting in savings in a number of operating expense categories, the full annual benefits of which were realized in 2002. Further, in 2002, the Company has added a number of category specific advertising programs to broaden the group of potential national advertisers who can benefit from targeting its audience. Revenues from these programs commenced in the third quarter of 2002. The Company has supplemented its national sales force in New York with independent sales representative agencies in key markets across the United States. The Company has also expanded the number of markets and advertising programs available to local vendors. In addition, in February 2002, the Company raised additional capital of $5.0 million, less related costs, from the sale of common stock to May Bridal Corporation ("May Bridal"), an affiliate of May Department Stores Company ("May") and also entered into a Media Services Agreement with May (see note 9).

The Company believes that its current cash and cash equivalents will be sufficient to fund its working capital and capital expenditure requirements for at least the next twelve months. This expectation is primarily based on internal estimates of revenue growth, which relate to expected increased advertising, merchandising and publishing revenues as well as continuing emphasis on controlling all operating expenses. However, there can be no assurance that actual costs will not exceed amounts estimated, that actual revenues will equal or exceed estimated amounts, or that the Company will achieve profitable operations, due to significant uncertainties surrounding its estimates and expectations.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Restricted Cash

Restricted cash as of December 31, 2002 includes money held in escrow with the Company's bankcard processing services provider.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying amounts of outstanding borrowings approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents were approximately $8,067,000 and $6,565,000 at December 31, 2002 and 2001, respectively. The market value of the Company's cash equivalents approximates their cost plus accrued interest.

Inventory

Inventory consists of finished goods and raw materials. Inventory costs are determined principally by using the average cost method and are stated at the lower of cost or net realizable value.

Deferred Production and Marketing Costs

Deferred production and marketing costs include certain magazine production and commission costs which are deferred and expensed upon publication.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets which range from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease agreement.

Goodwill, Other Intangible and Long-Lived Assets

Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are subject to annual impairment tests in accordance with the provisions of SFAS No. 142. Other intangible assets are amortized over their respective useful lives and reviewed for impairment whenever events or changes in circumstances such as significant declines in revenues, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future estimated undiscounted net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment has occurred.

Income Taxes

The Company accounts for income taxes on the liability method as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

Net Revenues by Type

Net revenues by type:

	Year Ended December 31,		
	2002	2001	2000
Sponsorship and advertising	$ 6,888,024	$ 4,922,866	$10,969,146
Merchandise	13,673,709	8,097,671	4,464,807
Publishing and other	8,914,440	11,099,926	8,800,952
Total	$29,476,173	$24,120,463	$24,234,905

For the years ended December 31, 2002, 2001 and 2000, merchandise revenue included outbound shipping and handling charges of approximately $1,614,000, $923,000 and $490,000, respectively.

Revenue Recognition

Sponsorship and Advertising

Online sponsorship revenues are derived principally from longer-term contracts currently ranging up to thirty-six months. Sponsorships are designed to integrate advertising with specific online editorial content. Sponsors can purchase the exclusive right to promote products or services on a specific online editorial area and can purchase a special feature on our sites. These programs commonly include banner advertisements and direct e-mail marketing.

Online advertising revenues are derived principally from short-term contracts that typically range from one month up to one year. These contracts may include online banner advertisements, placement in the Company's online search tools, direct e-mail marketing and online listings in the local area of the Company's Web site for local wedding vendors. Local vendors may also purchase online listings through fixed term or open-ended subscriptions.

Certain online sponsorship and advertising contracts provide for the delivery of a minimum number of impressions. Impressions are the featuring of a sponsor's advertisement, banner, link or other form of content on the Company's sites. To date, the Company has recognized its sponsorship and advertising revenues over the duration of the contracts on a straight-line basis, as the Company has exceeded minimum guaranteed impressions. To the extent that minimum guaranteed impressions are not met, the Company is generally obligated to extend the period of the contract until the guaranteed impressions are achieved. If this were to occur, the Company would defer and recognize the corresponding revenues over the extended period.

To promote The Knot brand on third-party sites, the Company produces online sites for third parties featuring both The Knot and the third party. The cost of production of these sites is included in the Company's operating expenses. In return, the Company receives distribution and exposure to their viewers, outbound links to the Company's sites and, in some circumstances, offline brand marketing. The Company does not recognize revenues with respect to these barter transactions.

Merchandise

Merchandise revenues include the selling price of wedding supplies and products from the Company's gift registry sold through its web sites and, prior to July 2001, through a co-branded site with QVC, Inc., as well as related outbound shipping and handling charges. Merchandise revenues also include commissions earned in connection with the sale of products from the Company's gift registry under agreements with certain strategic partners. Merchandise revenues are recognized when products are shipped to customers, reduced by discounts as well as an allowance for estimated sales returns.

Publishing and Other

Publishing revenue includes print advertising revenue derived from the publication of The Knot Weddings magazine and the publication of regional WEDDINGPAGES magazines by the Company's subsidiary Weddingpages, Inc., as well as service fees and royalty fees from the publication of the WEDDINGPAGES magazine by franchisees and fees from the license of the Weddingpages' name for use in publication by former franchisees. These revenues and fees are recognized upon the publication of the related magazines, at which time all material services related to the magazine have been performed, or as fees are earned under the terms of license agreements. Additionally, publishing revenues are derived from the sale of magazines on newsstands, in bookstores and online and from author royalties received related to book publishing contracts. Revenues from the sale of magazines are recognized when the products are shipped, reduced by an allowance for estimated sales returns. Royalties are recognized when all contractual obligations have been met, which typically include the delivery and acceptance of a final manuscript.

Deferred Revenue

Deferred revenue represents payments received or billings in excess of revenue recognized related to online and print advertising contracts.

Cost of Revenues

Cost of revenues consists of the cost of merchandise sold, including outbound shipping costs, the production costs of regional and national wedding magazines, payroll and related expenses for personnel who are responsible for the production of online and offline media and costs of Internet and hosting services.

Cost of revenues by type:

	Year Ended December 31,		
	2002	2001	2000
Sponsorship and advertising	$ 504,297	$ 585,942	$ 766,244
Merchandise	6,897,402	4,534,482	3,104,168
Publishing and other	2,822,140	3,751,779	2,818,665
Total	$10,223,839	$8,872,203	$6,689,077

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled approximately $103,000, $82,000 and $247,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with three major financial institutions. The Company's customers are primarily concentrated in the United States. The Company performs on-going credit evaluations, generally does not require collateral, and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses have been within management's expectations.

At December 31, 2002 and 2001, no single customer accounted for more than 3% and 4%, respectively, of accounts receivable.

Stock-Based Compensation

Stock-based compensation is accounted for by using the intrinsic value-based method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and the Company complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company only records compensation expense for any stock options granted with an exercise price that is less than the fair market value of the underlying stock at the date of grant. The Company does not record compensation expense for rights to purchase shares under its ESPP because it satisfies certain conditions under APB 25.

The following table details the effect on net income and earnings per share had stock-based compensation expense been recorded based on the fair value method under SFAS No. 123, as amended (see note 14).

	Year Ended December 31,		
	2002	2001	2000
Net loss, as reported	$(5,080,379)	$(15,087,149)	$(15,790,309)
Add: Total stock-based employee compensation expense included in reported net loss	139,069	332,186	788,609
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(573,683)	(970,896)	(1,826,760)
Net loss, pro forma	$(5,514,993)	$(15,725,859)	$(16,828,460)
Basic and diluted net loss per share, as reported	$ (0.28)	$ (1.03)	$ (1.08)
Basic and diluted net loss per share, pro forma	$ (0.31)	$ (1.07)	$ (1.15)

For purposes of pro forma disclosures, the estimated fair value of stock-based employee compensation is amortized to expense over the related vesting period and valuation allowances are included for net deferred tax assets.

Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share adjusts basic loss per share for the effects of convertible securities, stock options and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive. There were no dilutive securities in any of the periods presented herein.

Segment Information

The Company operates in one segment.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive net loss is equal to its net loss for all periods presented.

Software Development Costs

The costs of computer software developed or obtained for internal use are being amortized over their estimated useful lives, which has been determined by management to be three years. Amortization of software development costs begins when the software is ready for its intended use.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt SFAS No. 143 effective January 1, 2003. The adoption of this new statement is not expected to have a material impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard addresses issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that currently are accounted for pursuant to the guidance that the Emerging Issues Task Force set forth in Issue No. 94-3. The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease, (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred- compensation contract and (3) costs to consolidate facilities or relocate employees. SFAS No. 146 is required to be effective for exit or disposal activities initiated after December 31, 2002. The adoption of this new statement is not expected to have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 (see note 2 to the Company's financial statements). SFAS No. 148 did not require the Company to change to the fair value method of accounting for stock-based compensation.

3. Inventory

Inventory consists of the following:

	December 31, 2002	December 31, 2001
Raw materials	$ 91,556	$ 45,861
Finished goods	1,200,310	683,424
	$1,291,866	$729,285

4. Property and Equipment

Property and equipment consists of the following:

	December 31, 2002	December 31, 2001
Leasehold improvements	$1,415,718	$1,397,230
Software	1,186,547	1,088,758
Furniture and fixtures	216,011	216,011
Computer and office equipment	2,617,735	2,671,901
	$5,436,011	$5,373,900
Less accumulated depreciation and amortization	3,487,530	2,450,800
	$1,948,481	$2,923,100

5. Intangible Assets

Intangibles assets consists of the following:

	December 31, 2002	December 31, 2001
Goodwill	$10,912,347	$10,912,347
Less accumulated amortization	(2,503,211)	(2,503,211)
Net	8,409,136	8,409,136
Covenant not to compete	700,000	700,000
Less accumulated amortization	(275,000)	(175,000)
Net	425,000	525,000
Total	$ 8,834,136	$ 8,934,136

During the year ended December 31, 2002, the Company completed goodwill impairment tests as of January 1, 2002, its initial impairment test, and as of October 1, 2002. The tests involved the assessment of the fair market value of the Company as the single reporting unit. No impairment of goodwill was indicated as a result of these tests. Under SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis or more frequently if circumstances dictate. There can be no assurance that future goodwill impairment tests will not result in a charge to income.

A reconciliation of reported net loss to net loss adjusted to reflect the impact of the discontinuance of the amortization of goodwill for the years ended December 31, 2001 and 2000 is as follows:

	Year ended December 31, 2001	Year ended December 31, 2000
Reported net loss	$(15,087,149)	$(15,790,309)
Goodwill amortization	1,167,956	1,046,524
Adjusted net loss	$(13,919,193)	$(14,743,785)
Reported basic and diluted net loss per share	$ (1.03)	$ (1.08)
Goodwill amortization	$ 0.08	$ 0.07
Adjusted basic and diluted net loss per share	$ (0.95)	$ (1.01)

The covenant not to compete is being amortized over the related contractual period of seven years. Estimated annual amortization expense of the covenant not to compete is $100,000 in each of fiscal years 2003 through 2006 and $25,000 in fiscal year 2007.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2002	December 31, 2001
Accounts payable	$ 768,329	$ 772,695
Distribution and other service fees	2,574,024	1,378,020
Compensation and related benefits	1,020,916	892,122
Deposits from customers	—	54,404
Other accrued expenses	749,317	501,954
	$5,112,586	$3,599,195

7. Short Term Borrowings

The Company's subsidiary, Weddingpages, Inc., had a line of credit with a bank that expired February 1, 2002, and the remaining outstanding borrowings under this line of credit of $1,245,668 were repaid.

8. Long Term Debt

Long-term debt as of December 31, 2002 and 2001 consists of the following:

	December 31, 2002	December 31, 2001
Note due in annual installments of $60,000 through October 2008, based on imputed interest of 8.75%	$271,173	$304,527
9.0% equipment installment note, due in monthly installments of $4,566 through December 2002	$ —	$ 50,028
10.0% equipment installment note, due in monthly installments of $8,131 through August 2003	$ 63,002	$149,388
Termination liability, due in monthly installments of $12,800 through March 2003	$ 38,400	$192,000
Total long-term debt	$372,575	$695,943
Less current portion of long-term debt	$137,674	$323,709
Long term debt, excluding current portion	$234,901	$372,234

Maturities of long-term obligations for the five years ending December 31, 2007 are as follows: 2003, $137,674; 2004, $39,446; 2005, $42,898; 2006, $46,651; 2007, $50,733 and $55,173 thereafter.

9. Relationship with AOL, QVC, Inc. and May

AOL

In July 1999, the Company entered into an amended and restated Anchor Tenant Agreement with AOL ("AOL Agreement"). Pursuant to the AOL Agreement, the Company issued a warrant to purchase 366,667 shares of the Company's common stock at $7.20 per share, subject to certain anti-dilution provisions. As of December 31, 2002, the effect of these anti-dilution provisions was to reduce the exercise price under the warrant to $6.12 per share. The warrant is immediately exercisable and expires in July 2007. The Company valued this warrant at approximately $2,250,000, by using the Black-Scholes option pricing model with an expected volatility factor of 55%, risk free interest rate of 5%, no dividend yield, and a 2-year life, which is being recognized as non-cash sales and marketing expense on a straight-line basis over the term of the agreement which expires January 6, 2003.

On May 1, 2000, the Company entered into an International Anchor Tenant Agreement with AOL, whereby the Company received distribution within AOL and its affiliates within certain international markets. The agreement originally provided for an expiration date of May 1, 2003 and for quarterly carriage fees payable by the Company over the term of the agreement. Effective March 31, 2001, the International Anchor Tenant Agreement was amended to limit the International Markets where the Company will receive distribution from AOL to France. In exchange for this amendment, the Company paid in May 2001 a one-time restructuring fee of $550,000 and a total carriage fee for France for the remaining term of the amended agreement of $200,000. The amended agreement expires on May 1, 2003.

The Company recorded aggregate carriage fees to AOL in the amount of $1,200,000, $2,023,000 and $1,687,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

QVC, Inc. ("QVC")

On April 13, 1999, the Company sold 4,000,000 shares of Series B Convertible Preferred Stock ("Series B") for $15,000,000 to QVC. The Company also entered into a services agreement with QVC (the "Services Agreement"), whereby QVC provides warehousing, fulfillment and distribution, and billing services with respect to the Company's gift registry products. Additionally, the Services

Agreement, which expires December 2, 2003, provides for the Company to purchase certain merchandise through QVC at amounts in excess of QVC's cost. The fees for such services were negotiated on an arm's length basis.

At December 31, 2002 and 2001, the Company had recorded a receivable due from QVC of approximately $48,000 and $60,000, respectively.

For the years ended December 31, 2002, 2001 and 2000, the Company purchased merchandise and incurred warehousing, fulfillment, distribution and billing costs under the Services Agreement with QVC in the aggregate amounts of $118,000, $128,000 and $515,000, respectively.

May

On February 19, 2002, the Company entered into a Common Stock Purchase Agreement (the "Agreement") with May Bridal, pursuant to which the Company sold 3,575,747 shares of its common stock to May Bridal for $5,000,000 in cash. The Agreement provides that if the Company proposes to sell, transfer or otherwise issue any common or preferred stock or other interest convertible into common stock ("equity interests") to any third party (other than shares previously reserved or certain shares which shall be reserved for future issuance pursuant to Stock Incentive Plans approved by the Board of Directors or stockholders of the Company) and which transaction would dilute May Bridal's interest in the common stock or voting power of the Company prior to such transaction by more than one percentage point, then the Company shall offer May Bridal the right to acquire a similar equity interest, on the same terms and conditions as offered to the third party, in such amount as to preserve its percentage interest in the common stock and voting power of the Company. If the Company proposes to acquire any equity interest from a third party, which transaction would result in May Bridal's interest in the common stock or voting power of the Company exceeding 20%, then the Company shall offer to acquire equity interests from May Bridal on the same terms as offered to the third party, to permit May Bridal to own less than 20% of the common stock or voting power of the Company after the transaction. In addition, so long as May Bridal owns more than 15% of the common stock or voting power of the Company, May Bridal shall have the right to designate one member of the Board of Directors of the Company and to nominate and submit such person for election by the stockholders of the Company.

The Company also entered into a Media Services Agreement with May pursuant to which the Company and May will develop an integrated marketing program to promote and support May department store companies, which offer wedding registry services. The Media Services Agreement has an initial term of three years, which may be extended under certain conditions, and may be renewed by May for up to three additional one-year terms.

For the year ended December 31, 2002, the Company recorded revenues under the Media Services Agreement in the amount of $151,000.

10. Purchase Transactions

2001 Purchase Transactions

In February 2001, Weddingpages, Inc. purchased a former franchise market for $140,000 in cash and the forgiveness of a receivable from the franchisee of $226,951. In May 2001, Weddingpages, Inc. completed the purchase of another former franchise market for a total purchase price of $90,000. The aggregate purchase price for these acquisitions of $456,951 was recorded as goodwill.

2000 Purchase Transactions

Weddingpages, Inc.

Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 1, 2000, by and among the Company, Knot Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Buyer"), and Weddingpages, Buyer merged with and into Weddingpages on March 29, 2000, with Weddingpages as the surviving Corporation.

The purchase price of $10.0 million consisted of approximately $9.2 million for the common stock and outstanding common stock options of Weddingpages, inclusive of $700,000 payable to the former Chief Executive Officer of Weddingpages in consideration for the execution of a non-compete agreement and approximately $775,000 of other costs associated with the acquisition. The excess of the purchase price over the fair value of net tangible and intangible assets and liabilities acquired of $10.0 million was recorded as goodwill. Approximately $527,000 of the purchase price was held in an escrow account and was subject to certain deductions in the event of third party claims against indemnified parties. In May 2001, the Company received $150,000 from the escrow account in satisfaction of certain claims against the sellers. This amount was recorded as a reduction of goodwill.

Results of operations for Weddingpages have been included with those of the Company subsequent to March 29, 2000. Unaudited pro forma data for the Company for the year ended December 31, 2000, which gives effect to the acquisition of Weddingpages as if it had occurred on January 1, 2000, are shown below. The pro forma data does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of future consolidated results of the Company.

	Year ended December 31, 2000
Net revenue	$ 25,589,000
Net loss	$(16,671,330)
Net loss per share	$ (1.14)

In August 2000, Weddingpages, Inc. purchased a former franchise market for $140,000 in cash, the forgiveness of a receivable from the franchisee of $102,000 and an additional obligation to pay $150,000 in cash in July 2001. In December 2000, Weddingpages, Inc. purchased another former franchise market for $100,000 in cash. The aggregate purchase price for these acquisitions of $492,000 was recorded as goodwill.

11. Joint Venture

Gerard Bedouk Holding ("GBH")

In October 2002, the Company terminated its joint venture with Gerard Bedouk Holding ("GBH"), which had been formed for the purpose of developing and operating a web site that offered wedding resources and services targeted to consumers in France and certain other territories in Europe. Under the termination agreement, GBH is reimbursing the Company for certain expenses incurred on behalf of the joint venture.

As of December 31, 2002, the Company had recorded a receivable of $49,000 from GBH.

12. Capital Stock

The Company's Amended and Restated Certificate of Incorporation provides for 105,000,000 authorized shares of capital stock consisting of 100,000,000 shares of common stock each having a par value of $0.01 per share and 5,000,000 shares of preferred stock, each having a par value of $0.001.

Preferred Stock

The Board of Directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, and any qualifications, limitations or restrictions, of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series.

Common Stock

At December 31, 2002, the Company had reserved the following shares of common stock for future issuance:

Options under the 1999 Stock Incentive Plan	5,192,439
Options under the 2000 Stock Incentive Plan	435,000
Common stock warrants	431,443
Shares under the Employee Stock Purchase Plan	238,473
Options related to the acquisition of Bridalink.com	10,000
Total common stock reserved for future issuance	6,307,355

13. Stock Plans

The 1999 Stock Incentive Plan (the "1999 Plan") was adopted by the Board of Directors and approved by the stockholders in November 1999, as a successor plan to the Company's 1997 Long Term Incentive Plan (the "1997 Plan"). All options under the 1997 Plan have been incorporated into the 1999 Plan and no further option grants will be made under the 1997 Plan. The 1999 Plan became effective upon completion of the Company's initial public offering of its common stock.

Under the terms of the 1999 Plan, 3,849,868 shares of common stock of the Company were initially reserved for incentive stock options, nonqualified stock options (incentive and nonqualified stock options are collectively referred to as "Options"), stock issuances, or any combination thereof. On May 15, 2001, the Company's stockholders approved a further increase of 1,000,000 to the number of shares reserved for issuance under the 1999 Plan. On January 2, 2001 and January 2, 2002, 293,525 shares and 294,721 shares, respectively, were added to the reserve pursuant to the automatic share increase provisions of the 1999 Plan. Awards may be granted to such non-employee directors, officers, employees and consultants of the Company as the Compensation Committee of the Board of Directors shall in its discretion select. Only employees of the Company are eligible to receive grants of incentive stock options. The shares reserved under the 1999 Plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2001, by an amount equal to two percent (2%) of the total number of shares of the Company's common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 1,000,000 shares (or such other lesser number determined by the Board of Directors). Generally, options are granted at the fair market value of the stock on the date of grant which was determined by the Board of Directors prior to the completion of the Company's initial public offering of its stock in December 1999. Options vest over periods up to four years and have terms not to exceed 10 years.

During 1998 and 1999, the Company granted certain options with exercise prices that were subsequently determined to be less than the value for financial reporting purposes on the date of grant. As a result, the Company has recorded deferred compensation of approximately $2,948,000, net of reversals of stock options forfeited. This amount is recognized as noncash compensation expense on an accelerated basis over the vesting period of the options.

The 2000 Non-Officer Stock Incentive Plan (the "2000 Plan") was approved by the Board of Directors in June 2000. Under the terms of the 2000 Plan, 435,000 shares of common stock of the Company have been reserved for nonqualified stock options, stock issuances or any combination thereof. Awards may be granted to employees (other than officers or directors of the Company) and consultants and other independent advisors who provide services to the Company. Options are granted at the fair market value of the stock on the date of grant. Generally, options vest over a four-year period and have terms not to exceed 10 years.

The Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors and approved by the stockholders in November 1999 and became effective upon completion of the Company's initial public offering of its common stock. Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15 percent discount from the market value, as defined, of such stock. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from his or her salary an amount between 1 percent and 15 percent of compensation. The Compensation Committee of the Board of Directors administers the ESPP. 300,000 shares of common stock of the Company were initially reserved for issuance under the ESPP. The shares reserved automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2001, by the lesser of the (i) the number of shares of common stock issued under the ESPP in the immediately preceding calendar year, (ii) 300,000 shares or (iii) such other lesser amount approved by the Board of Directors. On January 2, 2001 and January 2, 2002, 31,842 shares and 45,221 shares, respectively, were added to the reserve pursuant to the automatic increase provision. During the year ended December 31, 2002 and 2001, 61,527 shares and 45,221 shares, respectively, were issued under the ESPP. As of December 31, 2002, there were 238,473 shares available for issuance under the ESPP.

The following represents a summary of the Company's stock option activity under the 1999 and 2000 Plans and related information:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 1999	1,618,906	$2.30
Options granted	2,091,750	3.17
Options exercised	(89,295)	0.66
Options canceled	(619,700)	3.91
Options outstanding at December 31, 2000	3,001,661	$2.61
Options granted	1,357,117	0.68
Options exercised	(14,579)	0.23
Options canceled	(1,237,831)	2.49
Options outstanding at December 31, 2001	3,106,368	$1.83
Options granted	242,800	0.63
Options exercised	—	—
Options canceled	(239,346)	2.68
Options outstanding at December 31, 2002	3,109,822	$1.67

The following table summarizes information about options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of exercise price	Number Outstanding as of 12/31/02	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable as of 12/31/02	Weighted Average Exercise Price
$0.01 to $1.06	2,099,922	7.77	$0.66	1,257,708	$0.63
$1.37 to $3.94	863,834	7.05	2.89	651,881	2.72
$7.87 to $9.44	146,066	6.64	9.00	121,602	9.00
	3,109,822	7.52	$1.67	2,031,191	$1.80

At December 31, 2002, there were 2,280,283 shares available for future grants under the 1999 Plan and 237,334 shares available for the 2000 Plan.

The per share weighted average fair value of options granted were $0.43, $0.35 and $1.86 in 2002, 2001 and 2000, respectively. The per share weighted average fair value of ESPP rights were $0.18, $0.29 and $2.46 in 2002, 2001 and 2000, respectively. The fair value for options and ESPP rights granted have been estimated on the date of grant using the minimum value method option pricing model from inception through December 1, 1999 and using the Black-Scholes option pricing model thereafter, with the following range of assumptions:

	Year Ended December 31,		
	2002	2001	2000
Expected option lives	1.25–4 years	1.25–4 years	1.25–4 years
Risk-free interest rate	2.02%–4.38%	4.77%–5.74%	5.13%–6.66%
Expected volatility	83.1%	70.5%	72.6%
Dividend yield	0%	0%	0%

See note 2 for the Company's accounting policy for stock based compensation, as well as the effect on net loss and net loss per share had compensation for the stock plans been determined consistent with the provisions of SFAS No. 123, as amended.

14. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities consist of the following:

	December 31, 2002	December 31, 2001
Deferred tax assets:		
Net operating loss carryforwards	$ 16,376,000	$ 16,222,000
Accrued expenses	1,031,000	334,000
Allowance for doubtful accounts and reserve for returns	366,000	467,000
Inventory reserve	42,000	41,000
Deferred rent	185,000	147,000
Depreciation and amortization	1,773,000	1,392,000
Other	3,000	3,000
Total deferred tax assets	19,776,000	18,606,000
Deferred tax liabilities:		
Capitalized software costs	(502,000)	(326,000)
Net deferred tax assets	19,274,000	18,280,000
Valuation allowance	(19,274,000)	(18,280,000)
Total net deferred tax assets	$ —	$ —

Net deferred tax assets have been fully offset by a valuation allowance due to the uncertainty of realizing such benefit.

At December 31, 2002, the Company had net operating loss carryforwards of approximately $39 million for federal tax purposes which are set to expire in years 2011 through 2022.

The reconciliation of income tax expense computed at the U.S. federal statutory rate to income tax expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Year Ended December 31, 2002	2001	2000
Benefit at federal statutory rate (35%)	(1,778,000)	(5,280,000)	(5,526,000)
Expenses not deductible for U.S. tax purposes	106,000	538,000	821,000
Losses for which no benefit has been provided	1,672,000	4,742,000	4,705,000
Financial statement benefit	$ —	$ —	$ —

15. Commitments and Contingencies

Operating Leases

The Company leases office facilities and certain warehouse space under noncancelable operating lease agreements which expire at various dates through 2012. Future minimum lease payments under noncancelable operating leases are as follows:

Year ending December 31:	
2003	$ 760,000
2004	832,000
2005	779,000
2006	764,000
2007	789,000
Thereafter	2,541,000
Total	$6,465,000

Future minimum lease payments include amounts under an operational lease, signed in October 2002, for a new building being constructed to house our expanding operations in Redding, California. The term of this lease is five years commencing upon completion of construction, which is currently anticipated to occur in May 2003.

Rent expense for the years ended December 31, 2002, 2001, and 2000 amounted to approximately $754,000, $810,000 and $713,000, respectively.

There was no sublease income for the years ended December 31, 2002, 2001 and 2000.

Legal Proceedings

On August 14, 2000, certain Weddingpages franchisees commenced litigation in the Supreme Court, New York County, New York against The Knot and certain officers, including David Liu, the Chairman and Chief Executive Officer. The plaintiffs sought (1) to enjoin The Knot from taking actions, primarily relating to the sale of advertising in certain local markets, which plaintiffs claim will damage the value of their Weddingpages franchises, and (2) money damages in an unspecified amount. On October 19, 2000, The Knot filed its initial response.

On October 27, 2000, the Supreme Court of the State of New York refused to grant preliminary injunctions sought by certain Weddingpages franchisees. The court ordered that the parties submit their dispute to a neutral mediator. In February, March and April 2001, as a result of negotiations among the parties, with the assistance of the mediator, non-monetary settlements were reached with seven of the plaintiffs in the action. Six franchisees did not execute the settlement agreement as negotiated. Five of those franchisees sought a temporary restraining order and a preliminary injunction to keep The Knot from, among other things, soliciting Internet advertisement sales within those franchisees' Weddingpages franchise territories.

On May 31, 2001, the Court denied the franchisees' motion for a temporary restraining order. On July 2, 2001, the Court heard arguments on the franchisees' motion for a preliminary injunction. At the same time, the Court heard arguments on Weddingpages' cross-motion to compel arbitration and on the Knot's cross-motion to stay litigation pending arbitration.

On August 22, 2001, the Court denied the remaining franchisees' request for injunctive relief against The Knot, effectively ordered the franchisees to arbitrate their claims against Weddingpages, and stayed the action against The Knot pending the completion of such arbitration. In denying the remaining franchisees' motion for injunctive relief, the Court agreed with The Knot's legal arguments in every material respect. Most significantly, in a three-page opinion, the Court held that the franchisees would be unlikely to succeed on the merits of their claims against The Knot.

Despite the Court's order, the franchisees failed to take any action to initiate arbitration of their dispute with Weddingpages. Thus, on January 25, 2002, Weddingpages commenced arbitration by filing a Demand for Arbitration before the American Arbitration Association.

On April 17, 2002, the franchisees filed a motion to lift the stay in favor of The Knot and for a preliminary injunction enjoining The Knot from directly soliciting the franchisees' customers for The Knot's Internet Web site. On May 23, 2002, The Knot and Weddingpages settled with three of the five remaining franchisees with no admission of liability, damages or payments being made to the franchisees. The settlement was stipulated to on the record in court and "So Ordered" by the judge, and is believed by the Knot to be final and binding on the parties. In October 2002, these three franchisees signed a written settlement agreement and release and made certain payments to Weddingpages related thereto. Additionally, two of the three have signed a related license agreement with Weddingpages. The Knot and Weddingpages have also reached a final settlement with one of the two remaining franchisees. As to the final franchisee, though no release or settlement has been entered, all legal proceedings in New York have been dismissed, and Weddingpages and the franchisee are presently engaged in litigation in Texas to which the Knot is not a party.

VALUATION AND QUALIFYING ACCOUNTS

	Balance Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs, Net of Recoveries & Actual Returns	Balance at End of Year
Year Ended December 31, 2002					
Allowance for Doubtful Accounts	$814,098	$ 301,713	$—	$ 341,589	$774,222
Allowance for Returns	$196,517	$ 942,698	$—	$ 953,214	$186,001
Year Ended December 31, 2001					
Allowance for Doubtful Accounts	$821,963	$1,701,619	$—	$1,709,484	$814,098
Allowance for Returns	$ 43,494	$ 881,841	$—	$ 728,818	$196,517
Year Ended December 31, 2000					
Allowance for Doubtful Accounts	$133,000	$1,075,274	$—	$ 386,311	$821,963
Allowance for Loan Receivable	$ 50,000	$ —	$—	$ 50,000	$ —
Allowance for Returns	$ 5,606	$ 376,979	$—	$ 339,091	$ 43,494

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Incorporated by reference from the information in our proxy statement for the 2003 Annual Meeting of Stockholders which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

Item 11. ***Executive Compensation***

Incorporated by reference from the information in our proxy statement for the 2003 Annual Meeting of Stockholders which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about our equity compensation plans as of December 31, 2002. All outstanding awards relate to our common stock. For additional information about our equity compensation plans, see note 13 to our financial statements in Item 8.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)(a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,912,156	$1.5187	2,280,283
Equity compensation plans not approved by security holders	197,666	$3.9400	237,334
	3,109,822	$1.6700	2,517,617

The other information required by this Item is incorporated herein by reference from the information in our proxy statement for the 2003 Annual Meeting of Stockholders which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

Item 13. ***Certain Relationships and Related Transactions***

Incorporated by reference from the information in our proxy statement for the 2003 Annual Meeting of Stockholders which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

Item 14. ***Controls and Procedures***

Based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the filing of this annual report, the Chief Executive Officer and the Chief Financial Officer have concluded that such controls and procedures are effective.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) 1. *Financial Statements.*

See Index to Consolidated Financial Statements and Schedule on page 34.

2. *Financial Statement Schedules.*

See Index to Consolidated Financial Statements and Schedule on page 34.

(b) *Reports on Form 8-K*

None

(c) *Exhibits*

Number	Description
2.1	—Agreement and Plan of Merger, dated as of February 1, 2000, by and among the Registrant and Weddingpages, Inc. (Incorporated by reference to Registrant's Current Report on Form 8-K filed with the S.E.C. on February 11, 2000)
3.1	—Amended and Restated Certificate of Incorporation (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration number 333-87345) (the "Form S-1")
3.2	—Amended and Restated Bylaws (Incorporated by reference to the Form S-1)
4.1	—Specimen Common Stock certificate (Incorporated by reference to the Form S-1)
4.2	—See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of the Registrant
4.3	—Warrant Agreement of America Online, Inc. (Incorporated by reference to the Form S-1)
10.1*	—Employment Agreement between The Knot, Inc. and David Liu (Incorporated by reference to the Form S-1)
10.2*	—Employment Agreement between The Knot, Inc. and Carley Roney (Incorporated by reference to the Form S-1)
10.3*	—Employment Agreement between The Knot, Inc. and Richard Szefc (Incorporated by reference to the Form S-1)
10.4*	—Employment Agreement between The Knot, Inc. and Sandra Stiles (Incorporated by reference to the Form S-1)
10.5*	—2000 Non-Officer Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to Registrant's Registration Statement on Form S-8 (Registration number 333-41960))
10.6*	—Amended and restated 1999 Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Registration number 333-74398))
10.7*	—Employee Stock Purchase Plan (Incorporated by reference to the Form S-1)
10.8	—Third Amended and Restated Investor Rights Agreement (Incorporated by reference to the Form S-1)
10.9†	—Services Agreement between The Knot, Inc. and QVC, Inc. (Incorporated by reference to the Form S-1)
10.10†	—Amended and Restated Anchor Tenant Agreement between The Knot, Inc. and America Online, Inc. (Incorporated by reference to the Form S-1)
10.11*	—Form of Indemnification Agreement (Incorporated by reference to the Form S-1)
10.12	—Common Stock Purchase Agreement between The Knot, Inc. and May Bridal Corporation (Incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K filed on March 29, 2002)
21.1	—Subsidiaries
23.1	—Consent of Ernst & Young LLP
99.1	—Certification of Chairman and Chief Executive Officer Pursuant to 18 U.S.C Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	—Certification of Chief Financial Officer Pursuant to 18 U.S.C Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Confidential treatment has been granted for certain portions omitted from this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, The Knot, Inc. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on this 28th day of March, 2003.

THE KNOT, INC.

By: /s/ DAVID LIU
David Liu
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 28, 2003.

Signature	Title(s)
/s/ DAVID LIU **(David Liu)**	President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ RICHARD SZEFC **(Richard Szefc)**	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)
/s/ SANDRA STILES **(Sandra Stiles)**	Chief Operating Officer, Assistant Secretary and Director
/s/ RANDY RONNING **(Randy Ronning)**	Director
/s/ ANN WINBLAD **(Ann Winblad)**	Director
/s/ JOSEPH BREHOB **(Joseph Brehob)**	Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

The Knot Inc.
462 Broadway, Floor 6
New York, NY 10013
(212) 219-8555 phone
(212) 219-1929 fax

INVESTOR RELATIONS

Copies of our Annual Report on Form 10-K for the year ended December 31, 2002 are available without charge, upon request:
Investor Relations Department
The Knot Inc.
462 Broadway, Floor 6
New York, NY 10013
Email:ir@theknot.com

STOCK QUOTATION

Our common stock is quoted on the NASD's Over The Counter Bulletin Board under the symbol KNOT.OB.

MARKET PRICE OF COMMON STOCK

The following table sets forth the range of intra-day high and low sale prices over the last fiscal year for our common stock:

For the quarter ended:	High	Low
December 31, 2002	$0.95	$0.65
September 30, 2002	$1.05	$0.22
June 30, 2002	$0.85	$0.36
March 31, 2002	$0.94	$0.33

We have neither declared nor paid any cash dividends on our common stock since our inception and do not anticipate doing so in the foreseeable future.

As of March 26, 2003, the approximate number of stockholders of record of our common stock was 157 and the number of beneficial holders of our common stock was 3,245. The number of beneficial holders includes those persons whose stock is in nominee or "street name" accounts through brokers.

COMPANY INFORMATION ON THE WEB

Current information about The Knot, and our subsidiaries, press releases, and investor information (including the annual meeting and the annual report) is available on our website located at www.theknot.com.

GENERAL COUNSEL

Proskauer Rose LLP
1585 Broadway
New York, NY 10036

INDEPENDENT AUDITORS

Ernst & Young LLP
5 Times Square
New York, NY 10036

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

FORWARD-LOOKING STATEMENTS

Please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operation on Form 10-K for the year ended December 31, 2002, which accompanies and is part of this Annual Report, for a discussion related to forward-looking statements in this Annual Report.

TRADEMARK INFORMATION

The Knot, Click Trips, Bridalink Store, The Knot Wedding Gift Registry, The Knot Registry, Registry Rewards, The Knot Ultimate Wedding Checklist, The Knot Ultimate Wedding Organizer, The Knot Wedding Box, The Internet Wedding Superstore, Weddings for the Real World, Wedding Photographers Network, WPN, One Click and Wedding Supplies Direct are registered trademarks and/or service marks of The Knot Inc. We have applied for federal registration of the mark, The Knot Real Weddings. Other trademarks and service marks appearing in this Annual Report are property of their respective holders.

the knot

BOARD OF DIRECTORS

DAVID LIU
Chairman of the Board,
Chief Executive Officer and President
The Knot Inc.

SANDRA STILES
Chief Operating Officer
and Assistant Secretary
The Knot Inc.

JOSEPH BREHOB
Vice President of Internet Marketing,
May Department Stores Company

RANDY RONNING
Executive Vice President
of Affiliate Relations, iQVC
and New Business Development
QVC Inc.

ANN WINBLAD
General Partner
Hummer Winblad Venture Partners

EXECUTIVE OFFICERS

DAVID LIU
Chairman of the Board,
Chief Executive Officer and President

SANDRA STILES
Chief Operating Officer
and Assistant Secretary

RICHARD SZEFC
Chief Financial Officer,
Treasurer and Secretary

the knot | WEDDINGS FOR THE REAL WORLD
WWW.THEKNOT.COM | AOL KEYWORD: WEDDINGS

The Knot Inc. 462 Broadway, Floor 6 New York, NY 10013 | Phone: 212.219.8555